Exhibit 99-1

Dated 27 September 2024

THEROS VENTURES LIMITED

SAMOTHRACE SHIPPING CORPORATION

FANTASTIKS SHIPPING CORPORATION

SPETSES MARINE SHIPPING CORPORATION

as joint and several Borrowers

and

THE BANKS AND FINANCIAL INSTITUTIONS

listed in Schedule 1

as Lenders

and

EUROBANK S.A.

as Agent

and Security Trustee

LOAN AGREEMENT NO. 491

relating to
a term loan facility of up to $48,000,000

secured over one container carrier vessel, one tanker vessel and two bulk carrier vessels

Index

Clause Page

1	Interpretation	2
2	Position of the Lenders	24
3	Facility	24
4	Drawdown	25
5	Interest	26
6	Interest Periods	28
7	Changes to calculation of interest	29
8	Repayment and Prepayment	30
9	Conditions precedent	33
10	Representations and Warranties	34
11	General Undertakings	40
12	Corporate Undertakings	46
13	Insurance	48
14	Ship covenants	54
15	Security Cover	63
16	Payments and Calculations	65
17	Application of Receipts	67
18	Application of Earnings	68
19	Events of Default	70
20	Fees and Expenses	75
21	Indemnities	77
22	No Set-Off or Tax Deduction; FATCA	79
23	Illegality, etc	82
24	Increased Costs	83
25	Set-Off	85
26	Transfer and Changes in Lending Offices	86
27	Variations and Waivers	90
28	Notices	93
29	Joint and Several Liability	95
30	Supplemental	96
31	Bail-In	97
32	Law and Jurisdiction	97

Schedules

Execution

Execution Pages	112

THIS AGREEMENT is made on _____ September 2024

BETWEEN

(1) THEROS VENTURES LIMITED, SAMOTHRACE SHIPPING CORPORATION, FANTASTIKS SHIPPING CORPORATION and SPETSES MARINE SHIPPING CORPORATION, as joint and several Borrowers;

(2) THE BANKS AND FINANCIAL INSTITUTIONS listed in Schedule 1 (Lenders and Commitments), as Lenders;

(3) EUROBANK S.A., as Agent; and

(4) EUROBANK S.A., as Security Trustee.

Background

The Lenders have agreed to make available to the Borrowers a term loan facility in an aggregate amount of up to the lesser of (i) $48,000,000 and (ii) 55 per cent. of the aggregate Initial Market Value of the Ships in two Advances as follows:

(A) Advance A to be in a principal amount of up to the lesser of (i) $30,000,000 and (ii) 45 per cent. of the aggregate Initial Market Value of Ship A, Ship B and Ship C to be used by Borrower A, Borrower B and Borrower C for the purpose of refinancing part of the shareholders' equity provided to repay indebtedness in relation to Ship A, Ship B and Ship C and providing general working capital to the Borrowers and/or the Group; and

(B) Advance B to be in a principal amount of up to the lesser of (i) $18,000,000, (ii) 65 per cent. of the Initial Market Value of Ship D and (iii) a principal amount, which when aggregated with the amount outstanding under Advance A not exceeding an amount equal to 55 per cent. of the aggregate Market Value of the Ships to be used by Borrower D for the purpose of refinancing part of the shareholders' equity provided to pay the acquisition cost of Ship D and providing general working capital to the Borrowers and/or the Group.

Operative Provisions

1 Interpretation

1.1 Definitions

Subject to Clause 1.5 (General Interpretation), in this Agreement:

"Accounts" means the Cash Collateral Accounts, the Earnings Accounts and the Retention Account;

"Account Bank" means Eurobank Cyprus Ltd, acting in such capacity through its office at 41, Arch. Makarios III Avenue, 1065 Nicosia, Cyprus and/or Eurobank S.A., acting in such capacity through its shipping branch at 83 Akti Miaouli & Flessa Str., Piraeus 185 38, Greece, or any other branch, bank or financial institution which may be approved or appointed by the Agent from time to time;

"Advance" means a borrowing of all or part of Advance A or Advance B under this Agreement;

"Advance A" means the amount which may be drawn by the Borrowers in accordance with Clause 3 (Facility) and subject to Clause 4 (Drawdown) for the purpose of refinancing part of the shareholders' equity provided to repay indebtedness in relation to Ship A, Ship B and Ship C and providing general working capital to the Borrowers and/or the Group;

"Advance B" means the amount which may be drawn by the Borrowers in accordance with Clause 3 (Facility) and subject to Clause 4 (Drawdown) for the purpose of refinancing part of the shareholders' equity provided to pay the acquisition cost of Ship D and providing general working capital to the Borrowers and/or the Group;

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company;

"Agency and Trust Deed" means the agency and trust deed dated the same date as this Agreement and made among the same parties;

"Agent" means Eurobank S.A. acting in such capacity through its shipping branch at 83 Akti Miaouli & Flessa Str., Piraeus 185 38, Greece, or any successor of it appointed under clause 5 of the Agency and Trust Deed;

"Agreed Form" means in relation to any document, that document in the form approved in writing by the Agent (acting on the instructions of all the Lenders) or as otherwise approved in accordance with any other approval procedure specified in any relevant provisions of any Finance Document;

"Annex VI" has the meaning giving to it in Clause 14.21 (Annex VI);

"Approved Flag" means, in relation to a Ship, the Liberian flag, the Marshall Islands flag, the Cypriot flag, the Panamanian flag, the Maltese flag or any other flag as the Lenders may, in their absolute discretion, approve as the flag on which that Ship may be registered;

"Approved Flag State" means, in relation to a Ship, the Republic of Liberia, the Republic of the Marshall Islands, the Republic of Cyprus, the Republic of Panama, the Republic of Malta or any other country in which the Lenders may, in their absolute discretion, approve that that Ship may be registered;

"Approved Manager" means, in relation to a Ship:

(a) Navios Shipmanagement Inc., a corporation domesticated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as commercial and/or technical manager of that Ship;

(b) Navios Tankers Management Inc., a corporation incorporated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 as commercial and/or technical manager of that Ship; and/or

(c) any Subsidiary or Affiliate of Navios Shipmanagement Inc. or any entity approved in writing by the Agent acting with the authorisation of the Majority Lenders which authorisation no Lender shall unreasonably withhold, as the commercial and/or technical manager of that Ship;

"Approved Manager's Undertaking" means, in relation to a Ship, a letter of undertaking executed or to be executed by an Approved Manager in respect of that Ship in the Agreed Form, agreeing certain matters in relation to the management of that Ship by that Approved Manager, subordinating the rights of that Approved Manager against that Ship and the Borrower owning that Ship to the rights of the Creditor Parties under the Finance Documents and assigning the rights of such Approved Manager in respect of the Insurances of that Ship in the Agreed Form;

"Approved Third Party Manager" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Approved Third Party Manager's Undertaking" means, in relation to a Ship, a letter of undertaking executed or to be executed by an Approved Third Party Manager in respect of that Ship in the Agreed Form, agreeing certain matters in relation to the management of that Ship by that Approved Third Party Manager and subordinating the rights of that Approved Third Party Manager against that Ship and the Borrower owning that Ship to the rights of the Creditor Parties under the Finance Documents and assigning the rights of such Approved Third Party Manager in respect of the Insurances of that Ship in the Agreed Form;

"Approved Valuer" means Clarkson Valuations Limited (UK), Fearnleys (NOR), Maersk Brokers (DEN), Ifchor Galbraiths (UK), Arrow Shipbroking Group (UK), Braemar ACM Shipbroking (UK), Simpson Spence Young Ltd – SSY Valuations Services Ltd (UK) and Allied Quantumsea SA (GR) and any other reputable sale and purchase shipbroker acceptable to the Agent;

"Article 55 BRRD" means Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

"Asset Cover Ratio" means at any time, the aggregate of the items referred to in paragraphs (a) and (b) of Clause 15.1 (Minimum required security cover) expressed as a percentage of the Loan;

"Assignable Charter" means, in relation to a Ship, any time charterparty (including an Initial Charter), consecutive voyage charter or contract of affreightment in relation to that Ship for a term exceeding 12 months or capable of exceeding 12 months in duration (including any optional extensions) which shall be specifically assigned in favour of the Security Trustee and such assignment shall be notified to, and acknowledged by, the relevant charterer;

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, legalisation or registration;

"Availability Period" means the period commencing on the date of this Agreement and ending on:

(a) 31 December 2024 (or such later date as the Agent may, with the authorisation of the Majority Lenders, agree with the Borrowers); or

(b) if earlier, the date on which the Total Commitments are fully borrowed, cancelled or terminated;

"Bail-In Action" means the exercise of any Write-down and Conversion Powers;

"Bail-In Legislation" means:

(a) in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 BRRD, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time;

(b) in relation to any state other than such an EEA Member Country and the United Kingdom, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation; and

(c) in relation to the United Kingdom, the UK Bail-In Legislation;

"Balloon Instalments" has the meaning given to it in Clause 8.1 (Amount of repayment instalments);

"Basel II Approach" means, in relation to any Creditor Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel II Capital Accord) adopted (or otherwise followed, wholly or in part) by any Creditor Party (or its Holding Company) for the purposes of implementing or complying with the Basel II Capital Accord;

"Basel II Capital Accord" means the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement or any other law or regulation which implements the Basel II Capital Accord (whether such implementation, application or compliance is by a government, regulator, any Creditor Party or any of its Affiliates);

"Basel II Regulation" means (a) any law or regulation implementing the Basel II Capital Accord or (b) any Basel II Approach adopted by any Creditor Party;

"Basel III Approach" means, in relation to any Creditor Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel III Capital Accord) adopted by any Lender (or its Holding Company) for the purposes of implementing or complying with the Basel III Capital Accord;

"Basel III Capital Accord" means the "International framework for liquidity risk management, standard and monitoring" published by the Basel Committee on Banking Supervision in December 2010, the "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011 each as amended, supplemented or restated in the form existing at the date of this Agreement or any further guidance or standards published by the Basel Committee on Banking Supervision relating to Basel III or any other law or regulation which implements the Basel III Capital Accord (whether such implementation, application or compliance is by a government, regulator, any Lender or any of its Affiliates);

"Basel III Regulation" means (a) any law or regulation implementing the Basel III Capital Accord or (b) any Basel III Approach adopted by any Creditor Party;

"Borrower" means each of Borrower A, Borrower B, Borrower C and Borrower D;

"Borrower A" means Theros Ventures Limited, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Borrower B" means Samothrace Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Borrower C" means Fantastiks Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Borrower D" means Spetses Marine Shipping Corporation, a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Borrowers' Cash Collateral Account" means an account in the joint names of the Borrowers with the Account Bank designated "Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation and Spetses Marine Shipping Corporation – Cash Collateral Account", or any other account (with that or another office of the Account Bank) which is designated by the Agent as the Borrowers' Cash Collateral Account for the purpose of this Agreement;

"Borrowers' Cash Collateral Account Security Deed" means a deed creating security in respect of the Borrower's Cash Collateral Account in the Agreed Form;

"Break Costs" means the amount (if any) by which:

(a) the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in the Loan or an Unpaid Sum to the last day of the current Interest Period in relation to an Advance or that Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period;

"Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Piraeus, Athens and Nicosia, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City and, in relation to the fixing of an interest rate, which is a US Government Securities Business Day, and in any other place which the Agent may select in its absolute discretion and notify in writing to the Borrowers;

"Cash Collateral Account" means each of the Borrowers' Cash Collateral Account and the Guarantor's Cash Collateral Account;

"Cash Collateral Account Security Deed" means each of the Borrowers' Cash Collateral Account Security Deed and the Guarantor's Cash Collateral Account Security Deed;

"Change of Control" means a change which results in:

(a) Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or any of their Affiliates or trusts or foundations of which she is a beneficiary) ceasing to be the owner of, or having ultimate control of, the voting rights attaching to more than five per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Corporate Guarantor; or

(b) Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations of which she is a beneficiary) or any of their Affiliates, ceasing to be the owner of, or having ultimate control of the voting rights attaching to all the issued shares in the general partner of the Corporate Guarantor, which is currently Olympos Maritime Ltd; or

(c) Mrs. Angeliki Frangou ceasing to act as chairwoman or chief executive officer of the Corporate Guarantor and Olympos Maritime Ltd ceasing to be the general partner of the Corporate Guarantor; or

(d) the Corporate Guarantor ceasing to be the owner of, directly or indirectly, the issued shares in each Borrower; or

(e) Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or any of their Affiliates or trusts or foundations of which she is a beneficiary) ceasing to be directly involved in the management of the ships, directly or indirectly, owned by the Corporate Guarantor;

"Charterparty Assignment" means, in relation to an Assignable Charter and an Initial Charter, an assignment of the rights, title and interest of the Borrower who is a party to that Assignable Charter and/or, as the case may be, that Initial Charter and any guarantee of the obligations of the charterer under such Assignable Charter and/or, as the case may be, such Initial Charter, executed or to be executed by that Borrower in favour of the Security Trustee shall be notified to, and acknowledged by, the relevant charterer and/or, as the case may be, the relevant Initial Charterer in the Agreed Form;

"Code" means the United States Internal Revenue Code of 1986;

"Commencement Date" has the meaning given to it in paragraph (a) of Clause 5.5 (Pledged Cash Amount);

"Commitment" means, in relation to a Lender, the amount set opposite its name in Schedule 1 (Lenders and Commitments), or, as the case may require, the amount specified in the relevant Transfer Certificate, as that amount may be reduced, cancelled or terminated in accordance with this Agreement (and "Total Commitments" means the aggregate of the Commitments of all the Lenders);

"Contractual Currency" has the meaning given to it in Clause 21.4 (Currency indemnity);

"Contribution" means, in relation to a Lender, the part of the Loan which is owing to that Lender;

"Corporate Guarantee" means an irrevocable and unconditional guarantee of the Borrowers' obligations and liabilities under this Agreement and the other Finance Documents executed or to be executed by the Corporate Guarantor in the Agreed Form;

"Corporate Guarantor" means Navios Maritime Partners L.P., a limited partnership formed in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"CRD IV" means Directive 2013/36/EU of the European Union on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms;

"Creditor Party" means the Agent, the Security Trustee or any Lender, whether as at the date of this Agreement or at any later time;

"CRR" means and Regulation (EU) No 575/2013 of the European Union on prudential requirements for credit institutions and investment firms;

"DAC6" has the meaning given to it in Clause 11.23 (DAC6);

"Disruption Event" means either or both of:

(a) a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Loan (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the parties or, if applicable, any Security Party; or

(b) the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a party or, if applicable, any Security Party preventing that, or any other, Party or, if applicable, any Security Party:

(i) from performing its payment obligations under the Finance Documents; or

(ii) from communicating with other parties or, if applicable, any Security Party in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party or, if applicable, any Security Party whose operations are disrupted;

"Dollars" and "$" means the lawful currency for the time being of the United States of America;

"Drawdown Date" means, in relation to an Advance, the date requested by the Borrowers for the Advance to be made, or (as the context requires) the date on which the Advance is actually made;

"Drawdown Notice" means a notice in the form set out in Schedule 2 (Drawdown Notice) (or in any other form which the Agent approves or reasonably requires);

"Earnings" means, in relation to a Ship, all moneys whatsoever which are now, or later become, payable (actually or contingently) to the Borrower owning that Ship or the Security Trustee and which arise out of or in connection with or relate to the use or operation of that Ship, including (but not limited to):

(a) except to the extent that they fall within paragraph (b);

(i) all freight, hire and passage moneys;

(ii) compensation payable to that Borrower or the Security Trustee in the event of requisition of that Ship for hire;

(iii) remuneration for salvage and towage services;

(iv) demurrage and detention moneys;

(v) damages for breach (or payments for variation or termination) of any charterparty or other contract for the employment of that Ship;

(vi) all monies which are at any time payable under any Insurances in respect of loss of hire; and

(vii) all monies which are at any time payable to that Borrower in relation to general average contribution; and

(b) if and whenever that Ship is employed on terms whereby any moneys falling within sub-paragraphs (i) to (vii) of paragraph (a) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to that Ship;

"Earnings Account" means, in relation to a Borrower, an account in the name of the Borrower owning that Ship with the Account Bank designated "[Name of Borrower] ‑ Earnings Account", or any other account with the Account Bank which is designated by the Agent as the Earnings Account for the purposes of this Agreement;

"Earnings Account Security Deed" means, in relation to an Earnings Account, a deed creating security in respect of that Earnings Account in the Agreed Form;

"EEA Member Country" means any member state of the European Union, Iceland, Liechtenstein and Norway;

"Environmental Claim" means:

(a) any claim by any governmental, judicial or regulatory authority which arises out of an Environmental Incident or an alleged Environmental Incident or which relates to any Environmental Law; or

(b) any claim by any other person which relates to an Environmental Incident or to an alleged Environmental Incident,

and "claim" means a claim for damages, compensation, fines, penalties or any other payment of any kind whether or not similar to the foregoing; an order or direction to take, or not to take, certain action or to desist from or suspend certain action; and any form of enforcement or regulatory action, including the arrest or attachment of any asset;

"Environmental Incident" means, in relation to a Ship:

(a) any release of Environmentally Sensitive Material from that Ship; or

(b) any incident in which Environmentally Sensitive Material is released from a vessel other than a Ship and which involves a collision between that Ship and such other vessel or some other incident of navigation or operation, in either case, in connection with which that Ship is actually or potentially liable to be arrested, attached, detained or injuncted and/or that Ship and/or the relevant Borrower and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action; or

(c) any other incident in which Environmentally Sensitive Material is released otherwise than from a Ship and in connection with which that Ship is actually or potentially liable to be arrested and/or where the relevant Borrower and/or any operator or manager of that Ship is at fault or allegedly at fault or otherwise liable to any legal or administrative action;

"Environmental Law" means any present or future law relating to vessel disposal, energy efficiency, carbon reduction, emissions, emissions trading, pollution or protection of human health or the environment, to conditions in the workplace, to the carriage, generation, handling, storage, use, release or spillage of Environmentally Sensitive Material or to actual or threatened releases of Environmentally Sensitive Material;

"Environmentally Sensitive Material" means oil, oil products and any other substance (including any chemical, gas or other hazardous or noxious substance) which is (or is capable of being or becoming) polluting, toxic or hazardous;

"EU Bail-In Legislation Schedule" means the document described as such and published by the Loan Market Association (or any successor person) from time to time;

"Event of Default" means any of the events or circumstances described in Clause 19.1 (Events of Default);

"FATCA" means:

(a) sections 1471 to 1474 of the Code or any associated regulations;

(b) any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c) any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction;

"FATCA Deduction" means a deduction or withholding from a payment under any Finance Document required by FATCA;

"FATCA Exempt Party" means a party to a Finance Document that is entitled to receive payments free from any FATCA Deduction;

"Final Repayment Date" means:

(a) In relation to Advance A, the date falling on earlier of (i) the fourth anniversary from the Drawdown Date of Advance A and (ii) 30 December 2028; and

(b) In relation to Advance B, the date falling on earlier of (i) the sixth anniversary from the Drawdown Date of Advance B and (ii) 30 December 2030;

"Finance Documents" means:

(a) this Agreement;

(b) the Agency and Trust Deed;

(c) the Corporate Guarantee;

(d) the General Assignments;

(e) the Mortgages;

(f) the Earnings Account Security Deeds;

(g) the Cash Collateral Account Security Deeds;

(h) the Retention Account Security Deed;

(i) any Charterparty Assignment;

(j) the Approved Manager's Undertakings;

(k) any Approved Third Party Manager's Undertaking; and

(l) any other document (whether creating a Security Interest or not) which is executed at any time by the Borrowers, any Approved Manager, any Approved Third Party Manager, the Corporate Guarantor or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lenders under this Agreement or any of the other documents referred to in this definition;

"Financial Indebtedness" means, in relation to a person (the "debtor"), a liability of the debtor:

(a) for principal, interest or any other sum payable in respect of any moneys borrowed or raised by the debtor;

(b) under any loan stock, bond, note or other security issued by the debtor;

(c) under any acceptance credit, guarantee or letter of credit facility or dematerialised equivalent made available to the debtor;

(d) under a financial lease, a deferred purchase consideration arrangement or any other agreement having the commercial effect of a borrowing or raising of money by the debtor;

(e) under any foreign exchange transaction, any interest or currency swap or any other kind of derivative transaction entered into by the debtor or, if the agreement under which any such transaction is entered into requires netting of mutual liabilities, the liability of the debtor for the net amount; or

(f) under a guarantee, indemnity or similar obligation entered into by the debtor in respect of a liability of another person which would fall within paragraphs (a) to (e) if the references to the debtor referred to the other person;

"Financial Year" means each period of 1 year ending on 31 December in respect of which the Corporate Guarantor's annual audited financial statements are or ought to be prepared;

"Fixing Period" has the meaning given to it in Clause 5.5 (Pledged Cash Amount);

"Funding Rate" means any individual rate notified by a Lender to the Agent pursuant to sub-paragraph (ii) of paragraph (a) of Clause 7.3 (Cost of funds);

"GAAP" means generally accepted accounting principles in the US;

"General Assignment" means, in relation to a Ship, a general assignment creating security over the Earnings, the Insurances and any Requisition Compensation of that Ship in the Agreed Form;

"Group" means the Borrowers, their parents, the Corporate Guarantor and its Subsidiaries from time to time during the Security Period and "member of the Group" shall be construed accordingly;

"Guarantor's Cash Collateral Account" means an account in the name of the Corporate Guarantor with the Account Bank designated "Navios Maritime Partners L.P. – Cash Collateral Account", or any other account (with that or another office of the Account Bank) which is designated by the Agent as the Guarantor's Cash Collateral Account for the purpose of this Agreement;

"Guarantor's Cash Collateral Account Security Deed" means a deed creating security in respect of the Guarantor's Cash Collateral Account in the Agreed Form;

"Half Year" each period of six months ending on 30 June in respect of which the Corporate Guarantor's semi-annual management accounts are or ought to be prepared;

"Historic Term SOFR" means, in relation to an Advance, the most recent applicable Term SOFR for a period equal in length to the Interest Period of that Advance and which is as of a day which is no more than three US Government Securities Business Days before the Quotation Day;

"Holding Company" means, in relation to a person, any other person in relation to which it is a Subsidiary;

"IACS" means the International Association of Classification Societies;

"Initial Market Value" means in relation to each Ship, the Market Value thereof, calculated in accordance with the valuation relative thereto dated not earlier than 30 days prior to the Drawdown Date in respect of that Ship referred to in paragraph 7 of Part A of Schedule 3 (Condition Precedent Documents);

"Insurances" means, in relation to a Ship:

(a) all policies and contracts of insurance, including entries of that Ship in any protection and indemnity or war risks association, effected in respect of that Ship, its Earnings or otherwise in relation to it, whether before, on or after the date of this Agreement; and

(b) all rights and other assets relating to, or derived from, any of the foregoing, including any rights to a return of a premium and any rights in respect of any claim whether or not the relevant policy, contract of insurance or entry has expired on or before the date of this Agreement;

"Interest Period" means a period determined in accordance with Clause 6 (Interest Periods);

"Interpolated Historic Term SOFR" means, in relation to an Advance, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Advance; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of that Advance, SOFR for a day which is no more than six US Government Securities Business Days (and no less than three US Government Securities Business Days) before the Quotation Day; and

(b) the most recent applicable Term SOFR (as of a day which is not more than three US Government Securities Business Days before the Quotation Day) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Advance;

"Initial Charter" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Initial Charterer" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Interpolated Term SOFR" means, in relation to an Advance, the rate (rounded to the same number of decimal places as Term SOFR) which results from interpolating on a linear basis between:

(a) either:

(i) the applicable Term SOFR (as of the Specified Time) for the longest period (for which Term SOFR is available) which is less than the Interest Period of that Advance; or

(ii) if no such Term SOFR is available for a period which is less than the Interest Period of that Advance, SOFR for the day which is three US Government Securities Business Days before the Quotation Day; and

(b) the applicable Term SOFR (as of the Specified Time) for the shortest period (for which Term SOFR is available) which exceeds the Interest Period of that Advance;

"ISM Code" means the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation as the same may be amended, supplemented or superseded from time to time (and the terms "safety management system", "Safety Management Certificate" and "Document of Compliance" have the same meanings as are given to them in the ISM Code);

"ISPS Code" means the International Ship and Port Facility Security Code as adopted by the International Maritime Organisation, as the same may be amended, supplemented or superseded from time to time;

"ISSC" means a valid and current International Ship Security Certificate issued under the ISPS Code;

"Lender" means, subject to Clause 26.6 (Lender re-organisation; waiver of Transfer Certificate), a bank or financial institution listed in Schedule 1 (Lenders and Commitments) and acting through its branch indicated in Schedule 1 (Lenders and Commitments) (or through another branch notified to the Agent under Clause 26.14 (Change of lending office) or its transferee, successor or assign);

"Loan" means the principal amount for the time being outstanding under this Agreement;

"Major Casualty" means, in relation to a Ship, any casualty to that Ship in respect of which the claim or the aggregate of the claims against all insurers, before adjustment for any relevant franchise or deductible, exceeds, in relation to Ship A, Ship B and Ship D, $750,000, and, in relation to Ship C, $1,000,000 or the equivalent in any other currency;

"Majority Lenders" means:

(a) before an Advance has been made, Lenders whose Commitments total 66.67 per cent. of the Total Commitments; and

(b) after an Advance has been made, Lenders whose Contributions total 66.67 per cent. of the Loan;

"Mandatory Cost" means the cost incurred by the Lenders in respect of the Loan in complying with any applicable regulations of any relevant regulatory authority;

"Margin" means:

(a) at all times, subject to paragraph (b) below, 1.75 per cent. per annum; and

(b) if the Borrowers exercise their right pursuant to Clause 5.5 (Pledged Cash amount), 0.70 per cent. per annum in respect of the amount of the Loan which is equal to the Pledged Cash Amount for the duration of the Fixing Period;

"Market Disruption Rate" means the percentage rate per annum which is the Reference Rate;

"Market Value" means, in relation to a Ship, the market value of that Ship determined in accordance with Clause 15.3 (Valuation of the Ships);

"Material Adverse Effect" means, in the reasonable opinion of the Majority Lenders, a material adverse effect on:

(a) the business, operations, property, condition (financial or otherwise) or prospects of any Security Party taken as a whole; or

(b) the ability of a Security Party to perform its obligations under the Finance Documents; or

(c) the legality, validity or enforceability of, or the effectiveness or ranking of, any Security Interest granted or purporting to be granted pursuant to any of the Finance Documents, or the rights or remedies of any Creditor Party under any of the Finance Documents;

"Minimum Liquidity Amount" has the meaning given in Clause 12.4 (Minimum Liquidity);

"Mortgage" means, in relation to a Ship, the first priority, or as the case may be, preferred ship mortgage on that Ship executed by the relevant Borrower in favour of the Security Trustee and, if required by the laws of the relevant Approved Flag State, the deed of covenant collateral to that mortgage in the Agreed Form;

"Notifying Lender" has the meaning given in Clause 23.1 (Illegality) or Clause 24.1 (Increased costs) as the context requires;

"Party" means a party to this Agreement;

"Payment Currency" has the meaning given in Clause 21.4 (Currency indemnity);

"Permitted Security Interests" means:

(a) in relation to Ship D, until the Drawdown Date of Advance B, any Security Interest over Ship D;

(b) Security Interests created by the Finance Documents;

(c) liens for unpaid master's and crew's wages in accordance with usual maritime practice;

(d) liens for salvage;

(e) liens arising by operation of law for not more than 2 months' prepaid hire under any charter in relation to a Ship not prohibited by this Agreement;

(f) liens for master's disbursements incurred in the ordinary course of trading and any other lien arising by operation of law or otherwise in the ordinary course of the operation, repair or maintenance of a Ship, provided such liens do not secure amounts more than 30 days overdue (unless the overdue amount is being contested by the relevant Borrower in good faith by appropriate steps) and subject, in the case of liens for repair or maintenance, to paragraph (g) of Clause 14.13 (Restrictions on chartering, appointment of managers etc.);

(g) any Security Interest created in favour of a plaintiff or defendant in any proceedings or arbitration as security for costs and expenses while a Borrower is actively prosecuting or defending such proceedings or arbitration in good faith; and

(h) Security Interests arising by operation of law in respect of taxes which are not overdue for payment or in respect of taxes being contested in good faith by appropriate steps and in respect of which appropriate reserves have been made;

"Pertinent Document" means:

(a) any Finance Document;

(b) any policy or contract of insurance contemplated by or referred to in Clause 13 (Insurance) or any other provision of this Agreement or another Finance Document;

(c) any other document contemplated by or referred to in any Finance Document; and

(d) any document which has been or is at any time sent by or to a Servicing Bank in contemplation of or in connection with any Finance Document or any policy, contract or document falling within paragraphs (b) or (c);

"Pertinent Jurisdiction", in relation to a company, means:

(a) England and Wales;

(b) the country under the laws of which the company is incorporated or formed;

(c) a country in which the company has the centre of its main interests or in which the company's central management and control is or has recently been exercised;

(d) a country in which the overall net income of the company is subject to corporation tax, income tax or any similar tax;

(e) a country in which assets of the company (other than securities issued by, or loans to, related companies) having a substantial value are situated, in which the company maintains a branch or a permanent place of business, or in which a Security Interest created by the company must or should be registered in order to ensure its validity or priority; and

(f) a country the courts of which have jurisdiction to make a winding up, administration or similar order in relation to the company, whether as main or territorial or ancillary proceedings, or which would have such jurisdiction if their assistance were requested by the courts of a country referred to in paragraphs (b) or (c) above;

"Pertinent Matter" means:

(a) any transaction or matter contemplated by, arising out of, or in connection with a Pertinent Document; or

(b) any statement relating to a Pertinent Document or to a transaction or matter falling within paragraph (a),

and covers any such transaction, matter or statement, whether entered into, arising or made at any time before the signing of this Agreement or on or at any time after that signing;

"Pledged Cash Amount" means the aggregate amount of any cash pledged by the Borrowers to the Lenders in accordance with Clause 5.5 (Pledged Cash Amount);

"Potential Event of Default" means an event or circumstance which, with the giving of any notice, the lapse of time, a reasonable determination of the Majority Lenders and/or the satisfaction of any other condition, would constitute an Event of Default;

"Prohibited Person" means any person (whether designated by name or by reason of being included in a class of persons) against whom Sanctions are directed;

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period, unless market practice differs in the relevant syndicated loan market, in which case the Quotation Day will be determined by the Agent in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days);

"Reference Rate" means, in relation to an Advance:

(a) the applicable Term SOFR as of the Specified Time and for a period equal in length to the Interest Period of that Advance; or

(b) as otherwise determined pursuant to Clause 7.1 (Unavailability of Term SOFR),

and if, in either case, that rate is less than zero, the Reference Rate shall be deemed to be zero;

"Relevant Person" has the meaning given in Clause 19.9 (Relevant Persons);

"Repayment Date" means a date on which a repayment is required to be made under Clause 8 (Repayment and Prepayment);

"Repayment Instalment" has the meaning given in Clause 8.1 (Amount of repayment instalments);

"Requisition Compensation" includes all compensation or other moneys payable by reason of any act or event such as is referred to in paragraph (b) of the definition of "Total Loss";

"Resolution Authority" means any body which has authority to exercise any Write-down and Conversion Powers.

"Retention Account" means an account in the joint name of the Borrowers with the Account Bank designated " Theros Ventures Limited, Samothrace Shipping Corporation, Fantastiks Shipping Corporation and Spetses Marine Shipping Corporation – Retention Account", or any other account with the Account Bank which is designated by the Agent as the Retention Account for the purposes of this Agreement;

"Retention Account Security Deed" means a deed creating security in respect of the Retention Account in the Agreed Form;

"Russian Oil Price Cap Measures" means the Russian oil price cap restrictions and requirements imposed by law or regulation of the United Kingdom, the Council of the European Union and the United States of America and any other similar restrictions on the supply or delivery or maritime transportation of Russian Oil Products applicable to Borrower B and any Security Party.

"Russian Oil Products" means oil and oil products falling within commodity codes 2709 or 2710 which originate in or are consigned from Russia;

"Sanctioned Country" means a country or territory that is subject to comprehensive country-wide or territory-wide Sanctions;

"Sanctioned Ship" means a ship which is the subject of Sanctions;

"Sanctions" means any sanctions (including US "secondary sanctions"), embargoes, freezing provisions, prohibitions or other restrictions relating to trading, doing business, investment, exporting, financing or making assets available (or other activities similar to or connected with any of the foregoing):

(a) imposed by law or regulation of the United Kingdom, the Council of the European Union, the United Nations or its Security Council or the United States of America; or

(b) otherwise imposed by any law or regulation binding on a Borrower, an Approved Manager, an Approved Third Party Manager or a Security Party or to which a Borrower or an Approved Manager or an Approved Third Party Manager or a Security Party is subject;

"Secured Liabilities" means all liabilities which the Borrowers, the Security Parties, an Approved Manager, an Approved Third Party Manager or any of them have, at the date of this Agreement or at any later time or times, under or in connection with any Finance Document or any judgment relating to any Finance Document; and for this purpose, there shall be disregarded any total or partial discharge of these liabilities, or variation of their terms, which is effected by, or in connection with, any bankruptcy, liquidation, arrangement or other procedure under the insolvency laws of any country;

"Security Interest" means:

(a) a mortgage, charge (whether fixed or floating) or pledge, any maritime or other lien or any other security interest of any kind;

(b) the security rights of a plaintiff under an action in rem; and

(c) any arrangement entered into by a person (A) the effect of which is to place another person (B) in a position which is similar, in economic terms, to the position in which B would have been had he held a security interest over an asset of A, but paragraph (c) above does not apply to a right of set off or combination of accounts conferred by the standard terms of business of a bank or financial institution;

"Security Party" means a Borrower, the Corporate Guarantor and any other person (except a Creditor Party, an Approved Manager and an Approved Third Party Manager) who, as a surety or mortgagor, as a party to any subordination or priorities arrangement, or in any similar capacity, executes a document falling within the definition of "Finance Documents";

"Security Period" means the period commencing on the date of this Agreement and ending on the date on which the Agent notifies the Borrowers, the Security Parties and the other Creditor Parties that:

(a) all amounts which have become due for payment by any Borrower or any Security Party under the Finance Documents have been paid;

(b) no amount is owing or has accrued (without yet having become due for payment) under any Finance Document;

(c) neither any Borrower nor any Security Party has any future or contingent liability under Clauses 20 (Fees and Expenses), 21 (Indemnities) or 22 (No Set-Off or Tax Deduction; FATCA) or any other provision of this Agreement or another Finance Document; and

(d) the Agent, the Security Trustee and the Majority Lenders do not consider that there is a significant risk that any payment or transaction under a Finance Document would be set aside, or would have to be reversed or adjusted, in any present or possible future bankruptcy of a Borrower or a Security Party or in any present or possible future proceeding relating to a Finance Document or any asset covered (or previously covered) by a Security Interest created by a Finance Document;

"Security Trustee" means Eurobank S.A. acting in such capacity through its shipping branch at 83 Akti Miaouli & Flessa Str., Piraeus 185 38, Greece, or any successor of it appointed under clause 5 of the Agency and Trust Deed;

"Servicing Bank" means the Agent or the Security Trustee;

"Shareholder" means:

(a) in relation to Borrower A, Boheme Navigation Company, a corporation incorporated in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

(b) in relation to Borrower B, Navios Maritime Midstream Operating LLC, a limited liability company formed in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960; and

(c) in relation to Borrower C and Borrower D, Navios Maritime Operating L.L.C., a limited liability company formed in the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960;

"Ship" means each of Ship A, Ship B, Ship C or Ship D;

"Ship A" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Ship B" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Ship C" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Ship D" has the meaning given to that term in Schedule 5 (Details of the Ships and Other Definitions);

"Statement of Compliance" has the meaning given to it in Clause 14.21 (Annex VI).

"SOFR" means the secured overnight financing rate (SOFR) administered by the Federal Reserve Bank of New York (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by the Federal Reserve Bank of New York (or any other person which takes over the publication of that rate);

"Specified Time" means a day or time determined in accordance with Schedule 6 (Timetables) or any other day or time agreed by the Agent;

"Term SOFR" means the term SOFR reference rate administered by CME Group Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant period published (before any correction, recalculation or republication by the administrator) by CME Group Benchmark Administration Limited (or any other person which takes over the publication of that rate);

"Total Loss" means, in relation to a Ship:

(a) actual, constructive, compromised, agreed or arranged total loss of that Ship;

(b) any expropriation, confiscation, requisition or acquisition of that Ship, whether for full consideration, a consideration less than her proper value, a nominal consideration or without any consideration, which is effected by any government or official authority or by any person or persons claiming to be or to represent a government or official authority, excluding a requisition for hire for a fixed period not exceeding one year without any right to an extension;

(c) any condemnation of that Ship by any tribunal or by any person or person claiming to be a tribunal; and

(d) any arrest, capture, seizure, confiscation or detention of that Ship (including any hijacking, theft or act of piracy), unless it is redelivered within 90 days to the full control of the Borrower owning that Ship and, in respect of an act of piracy, if the relevant underwriters confirm to the Agent in writing prior to the end of such 90-day period that that Ship is subject to an approved piracy insurance cover, the earlier of 270 days after the date on which that Ship is captured by pirates and the date on which the piracy insurance cover expires;

"Total Loss Date" means, in relation to a Ship:

(a) in the case of an actual loss of that Ship, the date on which it occurred or, if that is unknown, the date when that Ship was last heard of;

(b) in the case of a constructive, compromised, agreed or arranged total loss of that Ship, the earliest of:

(i) the date on which a notice of abandonment is given to the insurers; and

(ii) the date of any compromise, arrangement or agreement made by or on behalf of the Borrower owning that Ship with that Ship's insurers in which the insurers agree to treat that Ship as a total loss; and

(c) in the case of any other type of total loss, on the date (or the most likely date) on which it appears to the Agent that the event constituting the total loss occurred;

"Transfer Certificate" has the meaning given in Clause 26.2 (Transfer by a Lender);

"Trust Property" has the meaning given in clause 3.1 of the Agency and Trust Deed;

"UK Bail-In Legislation" means Part 1 of the United Kingdom Banking Act 2009 and any other law or regulation applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutes or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings);

"Unpaid Sum" means any sum due and payable but unpaid by the Borrowers or a Security Party under the Finance Documents;

"US" means the United States of America;

"US Government Securities Business Day" means any day other than:

(a) a Saturday or a Sunday; and

(b) a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for the purposes of trading in the US Government securities;

"US Tax Obligor" means:

(a) a Borrower if it is resident for tax purposes in the US; or

(b) a Borrower or a Security Party, some or all of whose payments under the Finance Documents are from sources within the US for US federal income tax purposes; and

"Write-down and Conversion Powers" means:

(a) in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule;

(b) in relation to the UK Bail-In Legislation, any powers under that UK Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that UK Bail-In Legislation that are related to or ancillary to any of those powers; and

(c) in relation to any other applicable Bail-In Legislation:

(i) any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii) any similar or analogous powers under that Bail-In Legislation.

1.2 Construction of certain terms

(a) In this Agreement:

"approved" means, for the purposes of Clause 13 (Insurance), approved in writing by the Agent;

"asset" includes every kind of property, asset, interest or right, including any present, future or contingent right to any revenues or other payment;

"company" includes any partnership, joint venture and unincorporated association;

"consent" includes an authorisation, consent, approval, resolution, licence, exemption, filing, registration, notarisation and legalisation;

"contingent liability" means a liability which is not certain to arise and/or the amount of which remains unascertained;

a Lender's "cost of funds" in relation to its participation in the Loan or an Advance is a reference to the average cost (determined either on an actual or a notional basis) which that Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that participation in the Loan or in an Advance for a period equal in length to the Interest Period of the Loan or that Advance;

"document" includes a deed; also a letter or fax;

"excess risks" means, in relation to a Ship, the proportion of claims for general average, salvage and salvage charges not recoverable under the hull and machinery policies in respect of that Ship in consequence of its insured value being less than the value at which that Ship is assessed for the purpose of such claims;

"expense" means any kind of cost, charge or expense (including all legal costs, charges and expenses) and any applicable value added or other tax;

"law" includes any order or decree, any form of delegated legislation, any treaty or international convention and any regulation or resolution of the Council of the European Union, the European Commission, the United Nations or its Security Council;

"legal or administrative action" means any legal proceeding or arbitration and any administrative or regulatory action or investigation;

"liability" includes every kind of debt or liability (present or future, certain or contingent), whether incurred as principal or surety or otherwise;

"months" shall be construed in accordance with Clause 1.3 (Meaning of "month");

"obligatory insurances" means, in relation to a Ship, all insurances effected, or which that Borrower owning that Ship is obliged to effect, under Clause 13 (Insurance) or any other provision of this Agreement or another Finance Document;

"parent company" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"person" includes any company; any state, political sub-division of a state and local or municipal authority; and any international organisation;

"policy" in relation to any insurance, includes a slip, cover note, certificate of entry or other document evidencing the contract of insurance or its terms;

"protection and indemnity risks" means the usual risks covered by a protection and indemnity association being a member of the International Group of Protection and Indemnity Associations (or any successor organisation), including pollution risks and the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in them of clause 6 of the International Hull Clauses (1/11/02 or 1/11/03), clause 8 of the Institute Time Clauses (Hulls) (1/11/95) or clause 8 of the Institute Time Clauses (Hulls) (1/10/83) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision;

"regulation" includes any regulation, rule, official directive, request or guideline whether or not having the force of law of any governmental, intergovernmental or supranational body, agency, department or regulatory, self‑regulatory or other authority or organisation;

"subsidiary" has the meaning given in Clause 1.4 (Meaning of "subsidiary");

"successor" includes any person who is entitled (by assignment, novation, merger or otherwise) to any other person's rights under this Agreement or any other Finance Document (or any interest in those rights) or who, as administrator, liquidator or otherwise, is entitled to exercise those rights; and in particular references to a successor include a person to whom those rights (or any interest in those rights) are transferred or pass as a result of a merger, division, reconstruction or other reorganisation of it or any other person;

"tax" includes any present or future tax, duty, impost, levy or charge of any kind which is imposed by any state, any political sub-division of a state or any local or municipal authority (including any such imposed in connection with exchange controls), and any connected penalty, interest or fine;

"war risks" includes the risk of mines and all risks excluded by clauses 29, 30 or 31 of the International Hull Clauses (1/11/02), clauses 29 or 30 of the International Hull Clauses (1/11/03), clauses 24, 25 or 26 of the Institute Time Clauses (Hulls) (1/11/95) or clauses 23, 24 or 25 of the Institute Time Clauses (Hulls) (1/10/83) or any equivalent provision; and

A Potential Event of Default is "continuing" if it has not been remedied or waived and, an Event of Default is "continuing" if it has not been waived.

(b) The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard of any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

1.3 Meaning of "month"

A period of one or more "months" ends on the day in the relevant calendar month numerically corresponding to the day of the calendar month on which the period started ("the numerically corresponding day"), but:

(a) on the Business Day following the numerically corresponding day if the numerically corresponding day is not a Business Day or, if there is no later Business Day in the same calendar month, on the Business Day preceding the numerically corresponding day; or

(b) on the last Business Day in the relevant calendar month, if the period started on the last Business Day in a calendar month or if the last calendar month of the period has no numerically corresponding day, and "month" and "monthly" shall be construed accordingly.

1.4 Meaning of "subsidiary"

A company (S) is a subsidiary of another company (P) if a majority of the issued shares in S (or a majority of the issued shares in S which carry unlimited rights to capital and income distributions) are directly owned by P or are indirectly attributable to P and any company of which S is a subsidiary is a parent company of S.

1.5 General Interpretation

(a) In this Agreement:

(i) references to, or to a provision of, a Finance Document or any other document are references to it as amended or supplemented (following the agreement of the parties thereto), whether before the date of this Agreement or otherwise;

(ii) references to, or to a provision of, any law include any amendment, extension, re-enactment or replacement, whether made before the date of this Agreement or otherwise;

(iii) words denoting the singular number shall include the plural and vice versa; and

(iv) where a determination or opinion is stated to be "conclusive" it shall be binding on the relevant party save for manifest error;

(b) Clauses 1.1 (Definitions) to 1.4 (Meaning of "subsidiary") and paragraph (a) of this Clause 1.5 (General Interpretation) apply unless the contrary intention appears.

(c) In the case of any conflict between this Agreement and the other Finance Documents, the provisions of this Agreement shall prevail.

(d) The clause headings shall not affect the interpretation of this Agreement.

(e) Any consent or permission to be granted pursuant to the terms of this Agreement shall be in writing.

1.6 Headings

In interpreting a Finance Document or any provision of a Finance Document, all clause, sub-clause and other headings in that and any other Finance Document shall be entirely disregarded.

2 Position of the Lenders

2.1 Interests of Lenders several

The rights of the Lenders under this Agreement are several.

2.2 Individual Lender's right of action

Each Lender shall be entitled to sue for any amount which has become due and payable by the Borrowers to it under this Agreement without joining the Agent, the Security Trustee or any other Creditor Party as additional parties in the proceedings.

2.3 Proceedings by individual Lender requiring Majority Lenders' consent

Except as provided in Clause 2.2 (Individual Lender's right of action), no Lender may commence proceedings against any Borrower or any Security Party in connection with a Finance Document without the prior consent of the Majority Lenders.

2.4 Obligations of Lenders several

The obligations of the Lenders under this Agreement are several; and a failure of a Lender to perform its obligations under this Agreement shall not result in:

(a) the obligations of the other Lenders being increased; nor

(b) any Borrower, any Security Party or any other Lender being discharged (in whole or in part) from its obligations under any Finance Document,

and in no circumstances shall a Lender have any responsibility for a failure of another Lender to perform its obligations under this Agreement.

3 Facility

3.1 Amount of facility

Subject to the other provisions of this Agreement, the Lenders shall make available to the Borrowers a secured term loan facility in an aggregate principal amount not exceeding (i)

$48,000,000 and (ii) 55 per cent. of the aggregate Initial Market Value of the Ships to be used by the Borrowers for the purpose of refinancing part of the shareholders' equity provided to repay indebtedness in relation to Ship A, Ship B and Ship C and to pay the acquisition cost of Ship D and providing general working capital to the Borrowers and/or the Group.

3.2 Lenders' participations in Advance

Subject to the other provisions of this Agreement, each Lender shall participate in each Advance in the proportion which, as at the relevant Drawdown Date, its Commitment bears to the Total Commitments.

3.3 Purpose of Advances

The Borrowers undertake with each Creditor Party to use each Advance only for the purpose stated in the preamble to this Agreement.

4 Drawdown

4.1 Request for Advance

Subject to the following conditions, the Borrowers may request an Advance to be made by ensuring that the Agent receives a completed Drawdown Notice not later not later than the Specified Time.

4.2 Availability

The conditions referred to in Clause 4.1 (Request for Advance) are that:

(a) a Drawdown Date has to be a Business Day during the Availability Period;

(b) each Advance shall be used for the purpose referred to in Clause 3.3 (Purpose of Advances);

(c) each Advance shall be advanced in a single amount;

(d) each Advance shall not exceed:

(i) in relation to Advance A, a principal amount of up to the lesser of (i) $30,000,000 and (ii) 45 per cent. of the aggregate Initial Market Value of Ship A, Ship B and Ship C; and

(ii) Advance B to be in a principal amount of up to the lesser of (i) $18,000,000, (ii) 65 per cent. of the Initial Market Value of Ship D and (iii) a principal amount, which when aggregated with the Advance under Advance A outstanding not exceeding an amount equal to 55 per cent. of the aggregate Market Value of the Ships.

(e) the aggregate amount of the Advances shall not exceed the lesser of (i) $48,000,000 and (ii) 55 per cent. of the aggregate of the Initial Market Value of the Ships;

(f) any amount of an Advance which is not drawn at the relevant Drawdown Date shall be cancelled and may not be borrowed by the Borrowers at a later date.

4.3 Notification to Lenders of receipt of a Drawdown Notice

The Agent shall promptly notify the Lenders that it has received a Drawdown Notice and shall inform each Lender of:

(a) the amount of the Advance and the Drawdown Date;

(b) the amount of that Lender's participation in the Advance; and

(c) the duration of the first Interest Period.

4.4 Drawdown Notice irrevocable

A Drawdown Notice must be signed by a duly authorised person on behalf of each Borrower; and once served, a Drawdown Notice cannot be revoked without the prior consent of the Agent, acting on the authorisation of the Majority Lenders.

4.5 Lenders to make available Contributions

Subject to the provisions of this Agreement, each Lender shall, on and with value on each Drawdown Date, make available to the Agent for the account of the Borrowers the amount due from that Lender on that Drawdown Date under Clause 3.2 (Lenders’ participations in Advance).

4.6 Disbursement of Advance

Subject to the provisions of this Agreement, the Agent shall on each Drawdown Date make available to the Borrowers the amounts which the Agent receives from the Lenders under Clause 4.5 (Lenders to make available Contributions); and payment to the Borrowers shall be made:

(a) to the account which the Borrowers specify in the Drawdown Notice; and

(b) in the like funds as the Agent received the payments from the Lenders.

4.7 Disbursement of Advance to third party

The payment by the Agent under Clause 4.6 (Disbursement of Advance) to the account which the Borrowers specify in the Drawdown Notice shall constitute the making of the Advance and the Borrowers shall at that time become indebted, as principal and direct obligors, to each Lender in an amount equal to that Lender's Contribution.

5 Interest

5.1 Calculation of Interest

Subject to the provisions of this Agreement, the rate of interest on each Advance in respect of each Interest Period relative to that Advance is the percentage rate per annum which is the aggregate of the applicable:

(a) Margin;

(b) Reference Rate; and

(c) the Mandatory Cost (if any).

5.2 Payment of interest

(a) The Borrowers shall pay accrued interest on each Advance on the last day of the Interest Period relating to that Advance.

(b) If an Interest Period is longer than three (3) Months, the Borrowers shall also pay interest then accrued on that Advance on the dates falling at three (3) Monthly intervals after the first day of the Interest Period relating to that Advance.

5.3 Default Interest

(a) If a Borrower or a Security Party fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is two point five (2.5) per cent. per annum, save for any Contributions of Eurobank Cyprus Ltd and interest accruing on such Contributions, where such rate will be two (2) per cent. per annum, higher than the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted part of the Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Agent. Any interest accruing under this Clause 5.3 (Default Interest) shall be immediately payable by the Borrowers and the Security Parties on demand by the Agent.

(b) If an Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to the Loan or that part of the Loan:

(i) the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to the Loan or that part of the Loan; and

(ii) the rate of interest applying to that Unpaid Sum during that first Interest Period shall be two point five (2.5) per cent. per annum or two per cent., as the case may be (in accordance with paragraph (a) above), higher than the rate which would have applied if that Unpaid Sum had not become due.

(c) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the Unpaid Sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

5.4 Notification of rates of interest

(a) The Agent shall notify each Lender and the Borrowers of the determination of a rate of interest under this Agreement.

(b) The Agent shall notify the Borrowers of each Funding Rate relating to the Loan, an Advance or any Unpaid Sum.

5.5 Pledged Cash Amount

The Borrowers or, as the case may be, the Corporate Guarantor, may, at their option and subject to:

(a) serving a written notice to the Agent not less than 2 Business Days prior to the commencement of an Interest Period (or at any other time during an Interest Period as the Agent may agree in its absolute discretion) (the "Commencement Date");

(b) executing the Borrowers' Cash Collateral Account Security Deed or, as the case may be, the Corporate Guarantor executing the Guarantor's Cash Collateral Account Security Deed and delivering to the Agent documents equivalent to those referred to in paragraphs 2, 3, 4, 5, 10 and 11 of Part A of Schedule 3 (Condition Precedent Documents);

(c) no Event of Default being continuing; and

(d) the crediting of the Pledged Cash Amount not resulting in the occurrence of an Event of Default,

credit the Borrowers' Cash Collateral Account or, as the case may be, the Guarantor's Cash Collateral Account with an amount equal to the Loan or any part of the Loan (the "Pledged Cash Amount") and apply the Pledged Cash Amount on the Commencement Date in reducing the Margin to 0.70 per cent. per annum and such reduced Margin shall apply to the amount of the relevant Advance equal to the Pledged Cash Amount for the duration of that Interest Period (the "Fixing Period"). The Pledged Cash Amount (or any part thereof) may only be withdrawn or transferred at end of any Fixing Period and at the request of the Borrowers and/or, as the case may be, the Corporate Guarantor to the Agent, which the Agent shall approve provided that (i) no Event of Default has occurred and is continuing and (ii) no Event of Default will result from the withdrawal or transfer of the Pledged Cash Amount (or any part thereof).

6 Interest Periods

6.1 Interest Periods

(a) The first Interest Period applicable to an Advance shall commence on the Drawdown Date of that Advance and each subsequent Interest Period shall commence on the expiry of the preceding Interest Period.

(b) Each Interest Period shall be:

(i) three (3) or six (6) Months (as notified by the Borrowers to the Agent no later than 11.00 a.m. (Athens time) 2 Business Days before the commencement of the Interest Period in respect of that Advance); or

(ii) three (3) Months, if the Borrowers fail to notify the Agent by the time specified in paragraph (i); or

(iii) such longer or shorter period as the Agent may in its sole discretion, agree with the Borrowers.

(c) An Interest Period in respect of an Advance shall not extend beyond the Final Repayment Date in relation to that Advance.

6.2 Changes to Interest Periods

In respect of a Repayment Instalment, prior to determining the interest rate for the relevant Advance, the Agent may establish an Interest Period for the relevant Advance equal to such Repayment Instalment to end on the Repayment Date relating to it.

6.3 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

7 Changes to calculation of interest

7.1 Unavailability of Term SOFR

(a) Interpolated Term SOFR: If no Term SOFR is available for the Interest Period of an Advance, the applicable Reference Rate shall be the Interpolated Term SOFR for a period equal in length to the Interest Period of that Advance.

(b) Historic Term SOFR: If no Term SOFR is available for the Interest Period of an Advance and it is not possible to calculate the Interpolated Term SOFR, the applicable Reference Rate shall be the Historic Term SOFR for that Advance.

(c) Interpolated Historic Term SOFR: If paragraph (b) above applies but no Historic Term SOFR is available for the Interest Period of an Advance, the applicable Reference Rate shall be the Interpolated Historic Term SOFR for a period equal in length to the Interest Period of that Advance.

(d) Cost of funds: If paragraph (c) above applies but it is not possible to calculate the Interpolated Historic Term SOFR, there shall be no Reference Rate for the Loan or an Advance (as applicable) and Clause 7.3 (Cost of funds) shall apply to the Loan or an Advance for that Interest Period.

7.2 Market disruption

If before close of business in Athens on the Quotation Day for the relevant Interest Period, the Agent receives notification from a Lender or Lenders (whose participations in the Loan or an Advance exceed 35 per cent. of the Loan or that Advance as appropriate) that its cost of funds relating to its participation in the Loan or that Advance would be in excess of the Market Disruption Rate, then Clause 7.3 (Cost of funds) shall apply to the Loan or that Advance (as applicable) for the relevant Interest Period.

7.3 Cost of funds

(a) If this Clause 7.3 (Cost of funds) applies, the rate of interest on each Lender's share of the Loan or the relevant Advance for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i) the applicable Margin; and

(ii) the rate notified to the Agent (and the Borrowers) by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period to be that which expresses as a percentage rate per annum its cost of funds relating to its participation in the Loan or that Advance.

(b) If this Clause 7.3 (Cost of funds) applies and the Agent or the Borrowers so require, the Agent and the Borrowers shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest or (as the case may be) an alternative basis for funding.

(c) Subject to Clause 28.9 (Meaning of "notice"), any substitute or alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Borrowers, be binding on all Parties.

(d) If paragraph (e) below does not apply and any rate notified to the Agent under sub-paragraph (ii) of paragraph (a) above is less than zero, the relevant rate shall be deemed to be zero.

(e) If this Clause 7.3 (Cost of funds) applies pursuant to Clause 7.2 (Market Disruption) and:

(i) a Lender's Funding Rate is less than the Market Disruption Rate; or

(ii) a Lender does not notify a rate by the time specified in sub-paragraph (ii) of paragraph (a) above,

that Lender's cost of funds relating to its participation in the Loan or the relevant Advance for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Market Disruption Rate.

7.4 Break Costs

(a) The Borrowers shall, within three (3) Business Days of demand by a Creditor Party, pay to that Creditor Party its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrowers on a day prior to the last day of an Interest Period for the Loan, the relevant part of the Loan or that Unpaid Sum.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in respect of which they become or may become payable.

8 Repayment and Prepayment

8.1 Amount of repayment instalments

The Borrowers shall repay the Loan as follows:

(a) Advance A by 16 equal consecutive principal quarterly instalments in the amount of $1,050,000 each (together, "Repayment Instalments A") and a balloon instalment in the amount of $13,200,000 ("Balloon Instalment A"); and

(b) Advance B by 24 equal consecutive principal quarterly instalments in the amount of $400,000 each (together, "Repayment Instalments B" and together with Repayment Instalments A, the "Repayment Instalments") and a balloon instalment in the amount of $8,400,000 ("Balloon Instalment B" and together with Balloon Instalment A, the "Balloon Instalments"),

Provided that if the Borrowers do not draw down the maximum amount of an Advance, the Repayment Instalments and the Balloon Instalment in respect of that Advance, will be reduced pro rata by an amount equal to the undrawn amount of that Advance.

8.2 Repayment Dates

The first Repayment Instalment in respect of an Advance shall be repaid on the date falling on the earlier of (i) 3 months after the relevant Drawdown Date and (ii) 31 March 2025, and each subsequent Repayment Instalment in respect of that Advance shall be repaid at 3-monthly intervals thereafter and the last Repayment Instalment, together with the relevant Balloon Instalment, in respect of that Advance shall be repaid on the Final Repayment Date relating to that Advance.

8.3 Final Repayment Date

On each Final Repayment Date, the Borrowers shall additionally pay to the Agent for the account of the Creditor Parties all other sums then accrued or owing under any Finance Document.

8.4 Voluntary prepayment

Subject to the following conditions, the Borrowers may prepay the whole or any part of the Loan at any time, subject to payment of any Break Costs payable under paragraph (b) of Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) and Clause 21.2 (Break Costs) if the prepayment is not made on the last day of an Interest Period.

8.5 Conditions for voluntary prepayment

The conditions referred to in Clause 8.4 (Voluntary prepayment) are that:

(a) a partial prepayment shall be in the amount of $500,000 or a higher integral multiple thereof (or such other amount as the Agent may agree);

(b) the Agent has received from the Borrowers at least 10 days' prior written notice specifying the amount to be prepaid and the date on which the prepayment is to be made; and

(c) the Borrowers have provided evidence satisfactory to the Agent that any consent required by the Borrowers or any Security Party in connection with the prepayment has been obtained and remains in force, and that any regulation relevant to this Agreement which affects any Borrower or any Security Party has been complied with.

8.6 Effect of notice of prepayment

A prepayment notice may not be withdrawn or amended without the consent of the Agent, given with the authorisation of the Majority Lenders, and the amount specified in the prepayment notice shall become due and payable by the Borrowers on the date for prepayment specified in the prepayment notice.

8.7 Notification of notice of prepayment

The Agent shall notify the Lenders promptly upon receiving a prepayment notice, and shall provide any Lender which so requests with a copy of any document delivered by the Borrowers under paragraph (c) of Clause 8.5 (Conditions for voluntary prepayment).

8.8 Mandatory prepayment in the case of sale or Total Loss

(a) The Borrowers shall be obliged to prepay the Relevant Amount of the Loan if a Ship is sold or becomes a Total Loss:

(i) in the case of a sale, on or before the date on which the sale is completed by delivery of that Ship to the buyer; or

(ii) in the case of a Total Loss, on the earlier of (i) the date falling 180 days after the Total Loss Date and (ii) the date of receipt by the Security Trustee of the proceeds of insurance relating to such Total Loss.

(b) In this Clause 8.8 (Mandatory prepayment in the case of sale or Total Loss), "Relevant Amount" means:

(i) in relation to Ship A, Ship B and Ship C, an amount which after prepayment to be made pursuant to paragraph (a) of Clause 8.8 (Mandatory prepayment in the case of sale or Total Loss) results in the Asset Cover Ratio being equal to the higher of (i) the Asset Cover Ratio required to be maintained pursuant to Clause 15.1 (Minimum required security cover) and (ii) the Asset Cover Ratio maintained immediately prior to the event described in paragraph (a) of Clause 8.8 (Mandatory prepayment in the case of sale or Total Loss); and

(ii) in relation to Ship D, the full of amount of Advance B.

8.9 Amounts payable on prepayment

A prepayment shall be made together with accrued interest (and any other amount payable under Clause 21 (Indemnities) (including, without limitation, under Clause 21.2 (Break Costs) or otherwise)) in respect of the relevant Advance and, if the prepayment is not made on the last day of an Interest Period together with any sums payable under paragraph (b) of Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) but without premium or penalty.

8.10 Application of partial prepayment

Each partial prepayment pursuant to:

(a) Clause 8.4 (Voluntary prepayment) shall be applied at the Borrowers' option; and

(b) Clause 8.8 (Mandatory prepayment in the case of sale or Total Loss) shall be applied:

(i) in relation to Advance A, in reducing pro rata the outstanding Repayment Instalments A and Balloon Instalment A and any balance thereafter shall be applied in reducing pro rata the outstanding Repayment Instalments B and the Balloon Instalment B; and

(ii) in relation to Advance B, against Advance B.

8.11 Voluntary cancellation of Commitments

Subject to the following conditions, the Borrowers may cancel the whole or any part of the Total Commitments.

8.12 Conditions for cancellation of Commitments

Those conditions are:

(a) that a partial cancellation shall be in the minimum amount of $500,000 (or such other amount as the Agent may agree); and

(b) that the Agent has received from the Borrowers at least 10 Business Days' prior written notice specifying the amount of the Total Commitments to be cancelled and the date on which the cancellation is to take effect.

8.13 Effect of notice of cancellation

A cancellation notice may not be withdrawn or amended without the consent of the Agent, given with the authority of the Lenders and the service of a cancellation notice shall cause the amount of the Total Commitments specified in the notice to be permanently cancelled and any partial cancellation shall be applied against the Commitments of each Lender pro rata.

8.14 No reborrowing

No amount repaid, prepaid or cancelled may be reborrowed.

9 Conditions precedent

9.1 Documents, fees and no default

Each Lender's obligation to contribute to an Advance is subject to the following conditions precedent:

(a) that, on or before the service of each Drawdown Notice, the Agent receives the documents described in Part A of Schedule 3 (Condition Precedent Documents) in form and substance satisfactory to the Agent and its lawyers;

(b) that, on each Drawdown Date but prior to making each Advance available, the Agent receives or is satisfied that it will receive on the making of that Advance the documents described in Part B of Schedule 3 (Condition Precedent Documents) in form and substance satisfactory to it and its lawyers;

(c) that, the Agent has received, on or before the relevant Drawdown Date, payment in full of all accrued commitment fee payable pursuant to Clause 20.1 (Commitment fee), the evaluation costs pursuant to Clause 20.2 (Evaluation costs and expenses) and the expenses referred to in Clause 20.3 (Costs of negotiation, preparation etc.);

(d) that both at the date of each Drawdown Notice and at each Drawdown Date:

(i) no Event of Default or Potential Event of Default has occurred or would result from the borrowing of the Advance;

(ii) the representations and warranties in Clause 10.1 (General) and those of any Borrower or any Security Party which are set out in the other Finance Documents would be true and not misleading if repeated on each of those dates with reference to the circumstances then existing;

(iii) none of the circumstances contemplated by Clause 7.2 (Market Disruption) has occurred and is continuing; and

(iv) there has been no material adverse change in the financial condition and operations of the Borrowers, the Corporate Guarantor or any other Security Party in the light of which the Agent considers that there is a significant risk that the Borrowers, the Corporate Guarantor or any of the Security Parties will later become unable to discharge its liabilities under the Finance Documents to which it is a party as they fall due; and

(e) that the Agent has received, and found to be acceptable to it, any further opinions, consents, agreements and documents in connection with the Finance Documents which the Agent may, with the authorisation of the Majority Lenders, request by notice to the Borrowers prior to the relevant Drawdown Date.

9.2 Waiver of conditions precedent

If the Majority Lenders, at their discretion, permit an Advance to be borrowed before certain of the conditions referred to in Clause 9.1 (Documents, fees and no default) are satisfied, the Borrowers shall ensure that those conditions are satisfied within 5 Business Days after the relevant Drawdown Date (or such longer period as the Agent may, with the authorisation of the Majority Lenders, specify).

10 Representations and Warranties

10.1 General

Each Borrower represents and warrants to each Creditor Party as follows.

10.2 Status

Each Borrower is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands.

10.3 Share capital and ownership

(a) Borrower A is authorised to issue 500 registered and/or bearer shares without par value, all of which shares have been issued in registered form and are fully paid and non-assessable and the legal title, beneficial ownership and voting rights of all such shares is held, free of any Security Interest or other claim, by the relevant Shareholder.

(b) Borrower B is authorised to issue 100 registered shares with a par value of $1.00 per share, all of which shares have been issued in registered form and are fully paid and non-assessable and the legal title, beneficial ownership and voting rights of all such shares is held, free of any Security Interest or other claim, by the relevant Shareholder.

(c) Borrower C is authorised to issue 50,000 registered shares with a par value of $1.00 per share, all of which shares have been issued in registered form and are fully paid and non-assessable and the legal title, beneficial ownership and voting rights of all such shares is held, free of any Security Interest or other claim, by the relevant Shareholder.

(d) Borrower D is authorised to issue 500 registered shares with a par value of $1.00 per share, all of which shares have been issued in registered form and are fully paid and non-assessable and the legal title, beneficial ownership and voting rights of all such shares is held, free of any Security Interest or other claim, by the relevant Shareholder.

(e) Each Borrower shall remain a 100 per cent. directly or indirectly owned Subsidiary of the Corporate Guarantor.

10.4 Corporate power

Each Borrower has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:

(a) to register its Ship in its name under an Approved Flag;

(b) to execute the Finance Documents to which it is a party; and

(c) to borrow under this Agreement and to make all the payments contemplated by, and to comply with, those Finance Documents to which it is a party.

10.5 Consents in force

All the consents referred to in Clause 10.4 (Corporate power) remain in force and nothing has occurred which makes any of them liable to revocation.

10.6 Legal validity; pari passu ranking; effective Security Interests

The Finance Documents to which each Borrower is a party, do now or, as the case may be, will, upon execution and delivery (and, where applicable, registration as provided for in the Finance Documents or required by applicable law):

(a) constitute that Borrower's legal, valid and binding obligations enforceable against that Borrower in accordance with their respective terms;

(b) rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law; and

(c) create legal, valid and binding Security Interests enforceable in accordance with their respective terms over all the assets to which they, by their terms, relate,

subject to any relevant insolvency laws affecting creditors' rights generally.

10.7 No third party Security Interests

Without limiting the generality of Clause 10.6 (Legal validity; pari passu ranking; effective Security Interests), at the time of the execution and delivery of each Finance Document:

(a) each Borrower will have the right to create all the Security Interests which the Finance Documents to which it is a party purports to create; and

(b) no third party will have any Security Interest (except for Permitted Security Interests) or any other interest, right or claim over, in or in relation to any asset to which any such Security Interest, by its terms, relates.

10.8 No conflicts

The execution by each Borrower of each Finance Document to which it is a party, the borrowing by each Borrower of the Loan and its compliance with each Finance Document to which it is a party will not involve or lead to a contravention of:

(a) any law or regulation; or

(b) the constitutional documents of that Borrower; or

(c) any contractual or other obligation or restriction which is binding on that Borrower or any of its assets.

10.9 No withholding taxes

All payments which each Borrower is liable to make under the Finance Documents to which it is a party may be made without deduction or withholding for or on account of any tax payable under any law of any Pertinent Jurisdiction.

10.10 No default

No Event of Default or Potential Event of Default has occurred and is continuing.

10.11 Information

All information which has been provided in writing by or on behalf of the Borrowers or any Security Party or any Approved Manager or any Approved Third Party Manager to any Creditor Party in connection with any Finance Document satisfied the requirements of Clause 11.5 (Information provided to be accurate); all audited and unaudited financial statements which have been so provided satisfied the requirements of Clause 11.7 (Form of financial statements); and there has been no material adverse change in the financial position or state of affairs of any Borrower or the Corporate Guarantor from that disclosed in the latest of those accounts.

10.12 No litigation

No legal or administrative action involving any Borrower (including any action relating to any alleged or actual breach of the ISM Code or the ISPS Code) has been commenced or taken or, to any Borrower's knowledge, is likely to be commenced or taken which, in either case, would be likely to have a Material Adverse Effect.

10.13 Compliance with certain undertakings

At the date of this Agreement, the Borrowers are in compliance with Clauses 11.2 (Title; negative pledge; pari passu ranking), 11.3 (No disposal of assets), 11.4 (No other liabilities or obligations to be incurred), 11.9 (Consents), 11.12 (Principal place of business) and 11.13 (Confirmation of no default).

10.14 Taxes paid

Each Borrower has paid all taxes applicable to, or imposed on or in relation to that Borrower, its business or the Ship to be owned by it.

10.15 ISM Code and ISPS Code compliance

All requirements of the ISM Code and the ISPS Code as they relate to the Borrowers, an Approved Manager, an Approved Third Party Manager and each Ship (in relation to Ship D, on and from the Drawdown Date of Advance B) have been complied with.

10.16 No immunity

Neither the Borrowers, nor any of their assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or other proceedings (which shall include, without limitation, suit, attachment prior to the judgement, execution or other enforcement).

10.17 No money laundering

Without prejudice to the generality of Clause 2.2 (Individual Lender's right of action), in relation to the borrowing by the Borrowers of the Loan, the performance and discharge of their respective obligations and liabilities under the Finance Documents, and the transactions and other arrangements effected or contemplated by the Finance Documents to which each Borrower is a party, the Borrowers confirm that (i) they are acting for their own account, (ii) they will use the proceeds of the Loan for their own benefit, under their full responsibility and exclusively for the purposes specified in this Agreement and (iii) the foregoing will not involve or lead to contravention of any law, official requirement or other regulatory measure or procedure implemented to combat "money laundering" (as defined in Article 1 of Directive 2015/849/EC of the European Parliament and of the Council).

10.18 Submission to jurisdiction and choice of laws

Each submission to jurisdiction, and choice of law, by the Borrowers contained in any Finance Document is effective.

10.19 Sanctions

(a) None of the Borrowers, the other Security Parties, an Approved Manager or an Approved Third Party Manager:

(i) is a Prohibited Person;

(ii) has an officer, director or, to the knowledge of the Borrowers, any Security Party, any Approved Manager or any Approved Third Party Manager, employee or agent that is Prohibited Person;

(iii) is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;

(iv) owns or controls a Prohibited Person;

(v) has received notice of, or is aware of, any claim, action, suit, proceeding or investigation against it with respect to Sanctions; or

(vi) has taken any action that is reasonably likely to result in such party becoming a Prohibited Person.

(b) The Borrowers, the Security Parties, each Approved Manager and each Approved Third Party Manager have implemented and maintain in effect policies and procedures designed to ensure compliance by them, their subsidiaries and their respective directors, officers, employees and agents with Sanctions, and they, their subsidiaries and their respective directors, officers and employees and, to the knowledge of the Borrowers, the Security Parties, each Approved Manager and each Approved Third Party Manager employees and agents, are in compliance with Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in such party being designated as a Prohibited Person.

10.20 FATCA

None of the Borrowers nor any Security Party is a US Tax Obligor.

10.21 Labour and Employment

Each Borrower is in compliance in all material respects with any law or regulation applicable to it and pertaining to the labour and employment conditions, the occupational health and safety and the public safety, safety and security and implementing the necessary measures and carry out any necessary and designated action for the effective dealing with any remedy of the issues which, in the course of ordinary audits, are indicated to that Borrower either from the competent authorities of their jurisdiction of incorporation or from advisors specialised in this field having the required expertise.

10.22 Private and commercial acts

Execution by each of the Borrowers, any Security Party, any Approved Manager and any Approved Third Party Manager of the Finance Documents to which it is a party constitutes, and its exercise of its rights and performance of its obligations thereunder will constitute private and commercial acts done and performed for private and commercial purposes.

10.23 Privacy and data security

The Borrowers are in compliance in all material respects with any law or regulation applicable to any of them and pertaining on the protection of the individual from the processing of personal data and no claim, notice or other communication is received by any of them in respect of any actual or alleged breach of, or liability under, any such law or regulation which have or are reasonably likely to have a Material Adverse Effect on the Borrowers' ability to satisfy timely any of their payment obligations under any of the Finance Documents.

10.24 No employees

The Borrower does not have any employees.

10.25 Insolvency

No corporate action, legal proceedings, creditor's process or other procedure or step described in paragraph (g) of Clause 19.1 (Events of Default) has been taken or, to its knowledge, threatened in relation to the Borrower and/or any Security Party; and none of the circumstances described in paragraph (g) of Clause 19.1 (Events of Default) applies to the Borrower and/or any Security Party.

10.26 No filing or stamp taxes

Under the laws of its Pertinent Jurisdictions it is not necessary that the Finance Documents to which it is a party be registered, filed, recorded, notarised or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents to which it is a party or the transactions contemplated by those Finance Documents except:

(a) permanent registration of the Mortgage relating to Ship B at the registry of the Approved Flag of Ship B;

(b) permanent registration of the Mortgage relating to Ship C at the registry of the Approved Flag of Ship C; and

(c) permanent registration of the Mortgage relating to Ship D at the registry of the Approved Flag of Ship D,

which registration will be made promptly after the date of the relevant Finance Documents.

10.27 No proceedings pending or threatened

(a) No litigation, arbitration or administrative proceedings or investigations (including proceedings or investigations relating to any alleged or actual breach of the ISM Code or of the ISPS Code) of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect on a Borrower's ability to satisfy timely any of their payment obligations under any of the Finance Documents (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against a Borrower, any Security Party or any member of the Group.

(b) No judgement or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which might reasonably be expected to have a Material Adverse Effect on a Borrower's ability to satisfy timely any of their payment obligations under any of the Finance Documents has (to the best of its knowledge and belief (having made due and careful enquiry)) been made against a Borrower, any Security Party or any member of the Group.

10.28 No breach of laws

It has not (and, to the best of its knowledge, no other member of the Group has), breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect on a Borrower's ability to satisfy timely any of their payment obligations under any of the Finance Documents.

10.29 Compliance with Environmental Laws

All Environmental Laws relating to the ownership, operation and management of each Ship and to the business of each member of the Group (as now conducted and as reasonably anticipated to be conducted in the future) and the terms of all Environmental Approvals have been complied with.

10.30 Good title to assets

It has good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

10.31 No change to centre of main interests

Each Borrower has not changed the location of its centre of main interest (as that term is used in Article 3(1) of the Regulation) to the US or the United Kingdom and it has not created an "establishment" (as that term is used in Article 2(10) of the Regulation) in any other jurisdiction.

10.32 Validity and admissibility in evidence

All Authorisations required or desirable:

(a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party; and

(b) to make the Finance Documents to which it is a party admissible in evidence in its Pertinent Jurisdictions,

have been obtained or effected and are in full force and effect.

10.33 Governing law and enforcement

(a) The choice of governing law of each Finance Document to which it is a party will be recognised and enforced in its Pertinent Jurisdictions.

(b) Any judgment obtained in relation to a Finance Document to which it is a party in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Pertinent Jurisdictions.

10.34 Financial Indebtedness

No Borrower has any Financial Indebtedness other than as permitted under this Agreement and the other Finance Documents.

10.35 Repetition of representations and warranties

The representations and warranties set out in this Clause 10 (Representations and Warranties) would be true and not misleading if repeated on the date of each Drawdown Notice, on each Drawdown Date and on the first day of each Interest Period.

11 General Undertakings

11.1 General

Each Borrower undertakes with each Creditor Party to comply with the following provisions of this Clause 11 (General Undertakings) at all times during the Security Period except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit in writing.

11.2 Title; negative pledge; pari passu ranking

Each Borrower will:

(a) on and from the Utilisation Date, hold the legal title to, and own the entire beneficial interest in the Ship owned by it, its Insurances and Earnings in respect of that Ship free from all Security Interests and other interests and rights of every kind, except for those created by the Finance Documents and the effect of assignments contained in the Finance Documents and except for Permitted Security Interests;

(b) not create or permit to arise any Security Interest (except for Permitted Security Interests) over any other asset, present or future; and

(c) procure, and shall ensure that the Corporate Guarantor shall procure, that its liabilities under the Finance Documents to which it is a party do and will rank at least pari passu with all its other present and future unsecured liabilities, except for liabilities which are mandatorily preferred by law.

11.3 No disposal of assets

No Borrower will transfer, lease or otherwise dispose of:

(a) all or a substantial part of its assets, whether by one transaction or a number of transactions, whether related or not; or

(b) any debt payable to it or any other right (present, future or contingent right) to receive a payment, including any right to damages or compensation,

but paragraph (a) does not apply to any charter of a Ship as to which Clause 14.13 (Restrictions on chartering, appointment of managers etc.) applies.

11.4 No other liabilities or obligations to be incurred

No Borrower will incur any liability or obligation except:

(a) liabilities and obligations under the Finance Documents to which each is a party; and

(b) liabilities or obligations reasonably incurred in the normal course of its business of trading, operating and chartering, maintaining and repairing the Ship owned by it.

11.5 Information provided to be accurate

All financial and other information which is provided in writing by or on behalf of a Borrower under or in connection with any Finance Document will be true and not misleading and will not omit any material fact or consideration.

11.6 Provision of financial statements

The Borrowers will send, or procure that the following are sent, to the Agent:

(a) as soon as possible, but in no event later than 180 days after the end of each Financial Year of the Corporate Guarantor (commencing with the Financial Year ending on 31 December 2024), the annual audited consolidated financial statements of the Corporate Guarantor;

(b) as soon as possible, but in no event later than 90 days after the end of each Half Year of the Corporate Guarantor (commencing with the Half Year ending on 30 June 2025), the semi-annual management accounts of the Corporate Guarantor; and

(c) promptly after each request by the Agent, any reasonable information regarding the financial condition of, and any major financial developments relating to, the Borrowers, the Corporate Guarantor, the Security Parties, the Ships and the Group (including, without limitation, any information in respect of any actual or proposed purchases or sales of any vessels, any contracts for term employment of any vessel, the borrowing of any new loans, sale and leaseback transactions or the refinancing or restructuring of any existing loans (or similar financing arrangements) and any form of issuance of debt instruments or equity in each case by any member of the Group) which the Agent may reasonably require from time to time.

11.7 Form of financial statements

All accounts delivered under Clause 11.6 (Provision of financial statements) will:

(a) be prepared in accordance with all applicable laws and GAAP consistently applied;

(b) give a true and fair view of the state of affairs of the Corporate Guarantor at the date of those accounts and of its profit for the period to which those accounts relate; and

(c) fully disclose or provide for all significant liabilities of the Corporate Guarantor.

11.8 Shareholder and creditor notices

Upon the Agent's written request, each Borrower will send to the Agent, at the same time as they are despatched, copies of all communications which are despatched to each Borrower's shareholders or creditors or any class of them.

11.9 Consents

Each Borrower will maintain in force and promptly obtain or renew, and will promptly send certified copies to the Agent of, all consents required:

(a) for that Borrower to perform its obligations under any Finance Document to which it is a party;

(b) for the validity or enforceability of any Finance Document and to which it is a party;

(c) for that Borrower to continue to own and operate the Ship owned by it,

and that Borrower will comply with the terms of all such consents.

11.10 Maintenance of Security Interests

Each Borrower will:

(a) at its own cost, do all that it reasonably can to ensure that any Finance Document validly creates the obligations and the Security Interests which it purports to create; and

(b) without limiting the generality of paragraph (a), at its own cost, promptly register, file, record or enrol any Finance Document with any court or authority in all Pertinent Jurisdictions or such other jurisdiction which the Agent may require, pay any stamp, registration or similar tax in all Pertinent Jurisdictions in respect of any Finance Document, give any notice or take any other step which, in the opinion of the Majority Lenders, is or has or may become necessary or desirable for any Finance Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which it creates.

11.11 Notification of litigation

Each Borrower will provide the Agent with details of any legal or administrative action involving that Borrower, any Security Party, any Approved Manager or the Ship owned by it, the Earnings or the Insurances as soon as such action is instituted or it becomes apparent to that Borrower that it is likely to be instituted, unless it is clear that the legal or administrative action cannot be considered material in the context of any Finance Document.

11.12 Principal place of business

Each Borrower will maintain its place of business, and keep its corporate documents and records, in Monaco (though it may change its place of business with the prior approval of the Agent); and no Borrower will establish, or do anything as a result of which it would be deemed to have, a place of business in either the United Kingdom or the US.

11.13 Confirmation of no default

(a) Each Borrower will, within five Business Days after service by the Agent of a written request, serve on the Agent a notice which is signed by any officer of that Borrower and which:

(i) states that no Event of Default has occurred and is continuing; or

(ii) states that no Event of Default has occurred and is continuing, except for a specified event or matter, of which all material details are given.

(b) The Agent may serve requests under this Clause 11.13 (Confirmation of no default) from time to time but only if asked to do so by a Lender or Lenders having Contributions exceeding 50 per cent. of the Loan or (if no Advances have been made) Commitments exceeding 50 per cent. of the Total Commitments; and this Clause 11.13 (Confirmation of no default) does not affect the Borrowers' obligations under Clause 11.14 (Notification of default).

11.14 Notification of default

Each Borrower will notify the Agent as soon as that Borrower becomes aware of:

(a) the occurrence of an Event of Default or a Potential Event of Default; or

(b) any matter which indicates that an Event of Default or a Potential Event of Default may have occurred,

and will keep the Agent fully up-to-date with all developments.

11.15 Provision of further information

The Borrowers will, and shall procure that the Corporate Guarantor will, as soon as practicable after receiving the request, provide the Agent with any additional financial or other information relating:

(a) to the Borrowers, any other Security Party, the Ships, the Earnings or the Insurances or the Group; or

(b) to any other matter relevant to, or to any provision of, a Finance Document; or

(c) to actual or proposed purchases or sales of any ship, vessel or other asset or contracts of employment of any vessel or the incurrence of any Financial Indebtedness by, or any other major financial developments or transactions of any member of the Group including, but not limited to, borrowing by any of them of a loan or any other substantial financial commitment or re-structuring, which may be requested by the Agent at any time.

11.16 "Know your customer" checks

If:

(a) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b) any change in the status of any Borrower or any Security Party after the date of this Agreement; or

(c) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (c), any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Borrower shall promptly upon the request of the Agent or the Lender concerned supply (or in the case of a Security Party procure the supply of), such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or the Lender concerned (for itself or, in the case of the event described in paragraph (c), on behalf of any prospective new Lender) in order for the Agent, the Lender concerned or, in the case of the event described in paragraph (c), any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

11.17 No VAT group

No Borrower shall be a member of a VAT (value added tax) group.

11.18 No change of business

The Borrowers shall, and shall procure that the Corporate Guarantor and any Approved Manager, will:

(a) not change its business; and

(b) engage only in shipping and corporate activities in accordance with its constitutional documents.

11.19 Provision of copies and translation of documents

Upon the Agent's request, the Borrowers will supply the Agent with a sufficient number of copies of the documents referred to above and if the Agent so requires in respect of any of the documents referred to above, the Borrowers will provide a certified English translation prepared by a translator approved by the Agent.

11.20 Application of FATCA

Each Borrower shall procure that no Borrower and no Security Party shall become a US Tax Obligor.

11.21 Labour and employment

(a) The Borrowers shall comply with the applicable from time to time legislation which relates to the labour and employment conditions, the occupational health and safety and the public health, safety and security, in each case, where failure to do so has or is reasonably likely to have a Material Adverse Effect on the Borrowers' ability to satisfy timely any of their payment obligations under any of the Finance Documents. The Borrowers shall ensure that no claim, notice or other communication is received by any of them in respect of any actual or alleged breach of, or liability under, any such law or regulation where any such breach or liability has or is reasonably likely to have a Material Adverse Effect on the Borrowers' ability to satisfy timely any of their payment obligations under any of the Finance Documents.

(b) The Borrowers shall promptly upon becoming aware of the same, inform the Agent in writing of any claim against any Borrower which is current, pending or threatened or any communication, notice or the imposition of any fine against any Borrower in respect of any actual or alleged breach of, or liability under, any such law or regulation.

(c) The Borrowers must deliver to the Agent, as soon as requested, all the documents and details deemed necessary by the latter, in order to ascertain that the Borrowers comply with their obligations as stated in this Clause 11.21 (Labour and employment). Similarly to the above, the Borrowers are obliged to accept whenever deemed necessary (in the reasonable opinion of the Agent), any inspection carried out by the Agent's directors, officers or employees or by third parties having the desired and necessary expertise and provide to the aforementioned persons every required assistance for the purposes of this Clause. The relevant cost shall be borne by the Borrowers. For any action taken by the Agent under this Clause 11.21 (Labour and employment), the Agent may be entitled but not obliged to request the prior written consent of the Majority Lenders.

11.22 Privacy and data security

The Borrowers shall comply with any law or regulation applicable to any of them and pertaining on the protection of the individual from the processing of personal data where failure to do so has or is reasonably likely to have a Material Adverse Effect on the Borrowers' ability to satisfy timely any of their payment obligations under any of the Finance Documents. The Borrowers shall ensure that no claim, notice or other communication is received by any of them in respect of any actual or alleged breach of, or liability under, any such law or regulation where any such breach or liability has or is reasonably likely to have a Material Adverse Effect on the Borrowers' ability to satisfy timely any of their payment obligations under any of the Finance Documents. The Borrowers shall promptly upon becoming aware of the same, inform the Agent in writing of any claim against any Borrower which is current, pending or threatened or any communication, notice or the imposition of any fine against such Borrower in respect of any actual or alleged breach of, or liability under, any such law or regulation.

11.23 DAC6

(a) In this Clause 11.23 (DAC6), "DAC6" means the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU or any replacement legislation applicable in the United Kingdom.

(b) The Borrowers shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(i) promptly upon the making of such analysis or the obtaining of such advice, any analysis made or advice obtained on whether any transaction contemplated by the Finance Documents or any transaction carried out (or to be carried out) in connection with any transaction contemplated by the Finance Documents contains a hallmark as set out in Annex IV of DAC6; and

(ii) promptly upon the making of such reporting and to the extent permitted by applicable law and regulation, any reporting made to any governmental or taxation authority by or on behalf of any member of the Group or by any adviser to such member of the Group in relation to DAC6 or any law or regulation which implements DAC6 and any unique identification number issued by any governmental or taxation authority to which any such report has been made (if available).

11.24 Use of proceeds

The Borrowers shall use the Loan exclusively for the purposes specified in Clause 3.3 (Purpose of Advances).

12 Corporate Undertakings

12.1 General

Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 12 (Corporate Undertakings) at all times during the Security Period except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

12.2 Maintenance of status

Each Borrower will maintain its separate corporate existence and remain in good standing under the laws of the Republic of the Marshall Islands.

12.3 Negative undertakings

No Borrower will:

(a) change the nature of its business;

(b) carry on any business other than the ownership, chartering and operation of the Ship owned by it;

(c) declare or pay any dividend or make any other form of distribution or effect any form of redemption, purchase or return of its shares Provided that a Borrower may pay dividends if:

(i) no Event of Default has occurred and is continuing at the relevant time;

(ii) no Event of Default will result from the payment of such dividend; and

(iii) the Minimum Liquidity Amount is maintained at such time in the relevant account;

(d) provide any form of credit or financial assistance to any person, or company, including without limitation:

(i) a person who is directly or indirectly interested in that Borrower's share or loan capital; or

(ii) any company in or with which such a person is directly or indirectly interested or connected,

or enter into any transaction with or involving such a person or company on terms which are, in any respect, less favourable to that Borrower than those which it could obtain in a bargain made at arms' length;

(e) open or maintain any account with any bank or financial institution except accounts with the Account Bank for the purposes of the Finance Documents;

(f) issue, allot or grant any person a right to any of its issued shares in or repurchase or reduce its issued shares, change the number of its authorised shares, change the par value of such shares (if any) or issue any new class of shares;

(g) incur any Financial Indebtedness, other than pursuant to this Agreement and the other Finance Documents and in the normal course of owning and operating its Ship, without the prior written consent of the Agent and, if the Agent consents to the incurrence by any Borrower of any Financial Indebtedness, then that Borrower shall ensure that any such Financial Indebtedness shall at all times be subordinated in priority to the obligations of that Borrower under this Agreement and the other Finance Documents;

(h) acquire any shares or other securities other than US or UK Treasury bills and certificates of deposit issued by major North American or European banks, or enter into any transaction in a derivative; or

(i) enter into any form of amalgamation, merger or de-merger or any form of reconstruction or reorganisation which would (in the case of a Borrower) give rise to a Change of Control (without the prior written consent of the Agent, such consent not to be unreasonably withheld); or

(j) amend or vary its constitutional documents in a manner that may lead to a material adverse change in the state of affairs of any Borrower.

12.4 Minimum Liquidity

The Borrowers undertake to maintain or, as the case may be, procure that the Corporate Guarantor or any other member of the Group acceptable to the Agent maintains, an amount equal to $500,000 per each Ship subject to a Mortgage (the "Minimum Liquidity Amount") to the credit of the accounts (including, any Pledged Cash Amount, any credit balances in the Earnings Accounts and any credit balance in the Retention Account) in the name of any Borrower, the Corporate Guarantor or any other member of the Group acceptable to the Agent with the Account Bank or any of its Affiliates as minimum liquidity, starting from the first Drawdown Date and, tested on a quarterly basis, at all times thereafter during the Security Period.

12.5 Listing

The Borrowers shall procure that the Corporate Guarantor maintains its listing on the New York Stock Exchange or any other US stock exchange acceptable to the Agent.

13 Insurance

13.1 General

Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 13 (Insurance) at all times during the Security Period (in relation to Ship D, on and from the Drawdown Date of Advance B) except as the Agent may, with the authorisation of the Majority Lenders, otherwise permit.

13.2 Maintenance of obligatory insurances

Each Borrower shall keep the Ship owned by it insured at the expense of that Borrower against:

(a) fire and usual marine risks (including, without limitation, hull and machinery and excess risks);

(b) war risks (including, without limitation, terrorism, piracy, kidnap and ransom);

(c) protection and indemnity risks (including liability for oil pollution, excess war risk P&I cover and the proportion (if any) of any collision liability not covered under the terms of the hull cover) on standard club rules, covered by a Protection and Indemnity association which is a member of the International Group of Protection and Indemnity Associations ("IGA") (or, if IGA ceases to exist, any other leading protection and indemnity association or other leading provider of protection and indemnity insurance acceptable to the Agent);

(d) at the Agent's option, freight, demurrage and defence risks; and

(e) any other risks against which the Security Trustee considers, having regard to practices and other circumstances prevailing at the relevant time, it would in the opinion of the Security Trustee be reasonable for that Borrower to insure and which are specified by the Security Trustee by notice to that Borrower.

13.3 Terms of obligatory insurances

Each Borrower shall effect such insurances:

(a) in Dollars;

(b) in the case of fire and usual marine risks and war risks, in an amount on an agreed value basis of at least the greater of (i) the Market Value of the Ship owned by it and (ii) an amount which, when aggregated with the amount for which the other Ships subject to a Mortgage is insured, is equal to at least 120 per. cent of the Loan;

(c) in the case of oil pollution liability risks, for an aggregate amount equal to the highest level of cover from time to time available under basic protection and indemnity club entry and in the international marine insurance market (currently $1,000,000,000);

(d) in relation to protection and indemnity risks in respect of the full tonnage of the Ship owned by it;

(e) on approved terms; and

(f) through approved brokers and with approved insurance companies and/or underwriters or, in the case of war risks and protection and indemnity risks, in approved war risks and protection and indemnity risks associations.

13.4 Further protections for the Creditor Parties

In addition to the terms set out in Clause 13.3 (Terms of obligatory insurances), each Borrower shall procure that the obligatory insurances effected by it shall:

(a) subject always to paragraph (b), name that Borrower as the sole named assured unless the interest of every other named assured is limited:

(i) in respect of any obligatory insurances for hull and machinery and war risks;

(A) to any provable out-of-pocket expenses that it has incurred and which form part of any recoverable claim on underwriters; and

(B) to any third party liability claims where cover for such claims is provided by the policy (and then only in respect of discharge of any claims made against it); and

(ii) in respect of any obligatory insurances for protection and indemnity risks, to any recoveries it is entitled to make by way of reimbursement following discharge of any third party liability claims made specifically against it;

(b) and every other named assured has undertaken in writing to the Security Trustee (in such form as it requires) that any deductible shall be apportioned between that Borrower and every other named assured in proportion to the gross claims made or paid by each of them and that it shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances;

(c) whenever the Security Trustee requires, name (or be amended to name) the Security Trustee as additional named assured for its rights and interests, warranted no operational interest and with full waiver of rights of subrogation against the Security Trustee, but without the Security Trustee thereby being liable to pay (but having the right to pay) premiums, calls or other assessments in respect of such insurance;

(d) name the Security Trustee as loss payee with such directions for payment as the Security Trustee may specify;

(e) provide that all payments by or on behalf of the insurers under the obligatory insurances to the Security Trustee shall be made without set-off, counterclaim or deductions or condition whatsoever;

(f) provide that such obligatory insurances shall be primary without right of contribution from other insurances which may be carried by the Security Trustee or any other Creditor Party; and

(g) provide that the Security Trustee may make proof of loss if that Borrower fails to do so.

13.5 Renewal of obligatory insurances

Each Borrower shall:

(a) at least 21 days before the expiry of any obligatory insurance effected by it:

(i) notify the Security Trustee of the brokers (or other insurers) and any protection and indemnity or war risks association through or with whom that Borrower proposes to renew that obligatory insurance and of the proposed terms of renewal; and

(ii) obtain the Security Trustee's approval to the matters referred to in paragraph (i);

(b) at least 14 days before the expiry of any obligatory insurance effected by it, renew that obligatory insurance in accordance with the Security Trustee's approval pursuant to paragraph (a); and

(c) procure that the approved brokers and/or the war risks and protection and indemnity associations with which such a renewal is effected shall promptly after the renewal notify the Security Trustee in writing of the terms and conditions of the renewal.

13.6 Copies of policies; letters of undertaking

Each Borrower shall ensure that all approved brokers provide the Security Trustee with pro forma copies of all policies relating to the obligatory insurances which they are to effect or renew and with a letter or letters of undertaking in a form approved by the Security Trustee and including undertakings by the approved brokers that:

(a) they will have endorsed on each policy, immediately upon issue, a loss payable clause and a notice of assignment complying with the provisions of Clause 13.4 (Further protections for the Creditor Parties);

(b) they will hold such policies, and the benefit of such insurances, to the order of the Security Trustee in accordance with the said loss payable clause;

(c) they will advise the Security Trustee without undue delay of any material change to the terms of the obligatory insurances;

(d) they will notify the Security Trustee, not less than 14 days before the expiry of the obligatory insurances, in the event of their not having received notice of renewal instructions from that Borrower or its agents and, in the event of their receiving instructions to renew, they will promptly notify the Security Trustee of the terms of the instructions; and

(e) they will not set off against any sum recoverable in respect of a claim relating to the Ship owned by that Borrower under such obligatory insurances any premiums or other amounts due to them or any other person whether in respect of that Ship or otherwise, they waive any lien on the policies, or any sums received under them, which they might have in respect of such premiums or other amounts, and they will not cancel such obligatory insurances by reason of non-payment of such premiums or other amounts, and will arrange for a separate policy to be issued in respect of that Ship forthwith upon being so requested by the Security Trustee.

13.7 Copies of certificates of entry

Each Borrower shall ensure that any protection and indemnity and/or war risks associations in which the Ship owned by it is entered provides the Security Trustee with:

(a) a certified copy of the certificate of entry for that Ship;

(b) a letter or letters of undertaking in such form as may be required by the Agent;

(c) where required to be issued under the terms of insurance/indemnity provided by that Borrower's protection and indemnity association, a certified copy of each United States of America voyage quarterly declaration (or other similar document or documents) made by that Borrower in relation to the Ship owned by it in accordance with the requirements of such protection and indemnity association; and

(d) a certified copy of each certificate of financial responsibility for pollution by oil or other Environmentally Sensitive Material issued by the relevant certifying authority in relation to that Ship.

13.8 Deposit of policies

Each Borrower shall ensure that all policies relating to obligatory insurances effected by it are deposited with the approved brokers through which the insurances are effected or renewed.

13.9 Payment of premiums

Each Borrower shall punctually pay all premiums or other sums payable in respect of the obligatory insurances effected by it and produce all relevant receipts when so required by the Security Trustee.

13.10 Guarantees

Each Borrower shall ensure that any guarantees required by a protection and indemnity or war risks association are promptly issued and remain in full force and effect.

13.11 Restrictions on employment

Each Borrower shall not employ the Ship owned by it, nor permit her to be employed, outside the cover provided by any obligatory insurances.

13.12 Compliance with terms of insurances

No Borrower shall do nor omit to do (nor permit to be done or not to be done) any act or thing which would or might render any obligatory insurance invalid, void, voidable or unenforceable or render any sum payable under an obligatory insurance repayable in whole or in part; and, in particular:

(a) each Borrower shall take all necessary action and comply with all requirements which may from time to time be applicable to the obligatory insurances, and (without limiting the obligation contained in paragraph (c) of Clause 13.6 (Copies of policies; letters of undertaking)) ensure that the obligatory insurances are not made subject to any exclusions or qualifications to which the Security Trustee has not given its prior approval;

(b) no Borrower shall make any changes relating to the classification or classification society or manager or operator of the Ship owned by it unless approved by the underwriters of the obligatory insurances;

(c) each Borrower shall make (and promptly supply copies to the Agent of) all quarterly or other voyage declarations which may be required by the protection and indemnity risks association in which the Ship owned by it is entered to maintain cover for trading to the United States of

America and Exclusive Economic Zone (as defined in the United States Oil Pollution Act 1990 or any other applicable legislation); and

(d) no Borrower shall employ the Ship owned by it, nor allow it to be employed, otherwise than in conformity with the terms and conditions of the obligatory insurances, without first obtaining the consent of the insurers and complying with any requirements (as to extra premium or otherwise) which the insurers specify.

13.13 Alteration to terms of insurances

No Borrower shall either make or agree to any alteration to the terms of any obligatory insurance nor waive any right relating to any obligatory insurance.

13.14 Settlement of claims

No Borrower shall settle, compromise or abandon any claim under any obligatory insurance for Total Loss or for a Major Casualty, and shall do all things necessary and provide all documents, evidence and information to enable the Security Trustee to collect or recover any moneys which at any time become payable in respect of the obligatory insurances.

13.15 Provision of copies of communications

Each Borrower shall, on the Agent's written request, provide the Security Trustee copies of all written communications between that Borrower and:

(a) the approved brokers;

(b) the approved protection and indemnity and/or war risks associations; and

(c) the approved insurance companies and/or underwriters, which relate directly or indirectly to:

(i) that Borrower's obligations relating to the obligatory insurances including, without limitation, all requisite declarations and payments of additional premiums or calls;

(ii) any credit arrangements made between that Borrower and any of the persons referred to in paragraphs (a) or (b) relating wholly or partly to the effecting or maintenance of the obligatory insurances; and

(iii) a claim under any obligatory insurances of the Ship owned by that Borrower for a Total Loss or Major Casualty.

13.16 Provision of information

In addition, each Borrower shall promptly provide the Security Trustee (or any persons which it may designate) with any information which the Security Trustee (or any such designated person) requests for the purpose of:

(a) obtaining or preparing any report from an independent marine insurance broker as to the adequacy of the obligatory insurances effected or proposed to be effected; and/or

(b) effecting, maintaining or renewing any such insurances as are referred to in Clause 13.17 (Mortgagee's interest and additional perils insurance) or dealing with or considering any matters relating to any such insurances, and the Borrowers shall, forthwith upon demand, indemnify the Security Trustee in respect of all fees and other expenses incurred by or for the account of the Security Trustee in connection with any such report as is referred to in paragraph (a) above.

13.17 Mortgagee's interest and additional perils insurances

The Security Trustee shall be entitled from time to time to effect, maintain and renew all or any of the following insurances, on such terms, through such insurers and generally in such manner as the Security Trustee may from time to time consider appropriate:

(a) a mortgagee's interest marine insurance in an amount of not less than 110 per cent. of the Loan providing for the indemnification of the Creditor Parties for any losses under or in connection with any Finance Document which directly or indirectly result from loss of or damage to a Ship or a liability of a Ship or of a Borrower, being a loss or damage which is prima facie covered by an obligatory insurance but in respect of which there is a non-payment (or reduced payment) by the underwriters by reason of, or on the basis of an allegation concerning:

(i) any act or omission on the part of a Borrower, of any operator, charterer, manager or sub-manager of a Ship or of any officer, employee or agent of a Borrower or of any such person, including any breach of warranty or condition or any non-disclosure relating to such obligatory insurance;

(ii) any act or omission, whether deliberate, negligent or accidental, or any knowledge or privity of a Borrower, any other person referred to in paragraph (i) above, or of any officer, employee or agent of a Borrower or of such a person, including the casting away or damaging of a Ship and/or a Ship being unseaworthy; and/or

(iii) any other matter capable of being insured against under a mortgagee's interest marine insurance policy whether or not similar to the foregoing;

(b) a mortgagee's interest additional perils insurance in an amount of not less than 110 per cent. of the Loan as may be required by the Agent providing for the indemnification of the Creditor Parties against, among other things, any possible losses or other consequences of any Environmental Claim, including the risk of expropriation, arrest or any form of detention of any Ship, the imposition of any Security Interest over any Ship and/or any other matter capable of being insured against under a mortgagee's interest additional perils policy whether or not similar to the foregoing, and the Borrowers shall upon demand fully indemnify the Security Trustee in respect of all premiums and other expenses which are incurred in connection with or with a view to effecting, maintaining or renewing any such insurance or dealing with, or considering, any matter arising out of any such insurance.

13.18 Review of insurance requirements

The Security Trustee shall be entitled to review the requirements of this Clause 13 (Insurance) from time to time in order to take account of any changes in circumstances after the date of this Agreement which are, in the opinion of the Security Trustee, significant and capable of affecting any Borrower or any Ship and its insurance (including, without limitation, changes in the availability or the cost of insurance coverage or the risks to which a Borrower may be subject) and the Borrowers shall upon demand fully indemnify the Agent in respect of all fees and other expenses incurred by or for the account of the Agent in appointing an independent marine insurance broker or adviser to conduct such review.

13.19 Modification of insurance requirements

The Security Trustee shall notify the Borrowers of any proposed modification under Clause 13.18 (Review of insurance requirements) to the requirements of this Clause 13 (Insurances) which the Security Trustee reasonably considers appropriate in the circumstances, and such modification shall take effect on and from the date it is notified in writing to the Borrowers as an amendment to this Clause 13 (Insurance) and shall bind the Borrowers accordingly.

13.20 Compliance with mortgagee's instructions

The Security Trustee shall be entitled (without prejudice to or limitation of any other rights which it may have or acquire under any Finance Document) to require any Ship to remain at any safe port or to proceed to and remain at any safe port designated by the Security Trustee until the Borrower owing that Ship implements any amendments to the terms of the obligatory insurances and any operational changes required as a result of a notice served under Clause 13.19 (Modification of insurance requirements).

14 Ship covenants

14.1 General

Each Borrower also undertakes with each Creditor Party to comply with the following provisions of this Clause 14 (Ship covenants) at all times during the Security Period (in relation to Ship D, on and from the Drawdown Date of Advance B) except as the Agent, with the authorisation of the Majority Lenders, may otherwise permit.

14.2 Ship's name and registration

Each Borrower shall keep the Ship owned by it registered in its name under an Approved Flag; shall not do, omit to do or allow to be done anything as a result of which such registration might be cancelled or imperilled; and shall not change the flag or port of registry or the name of the Ship owned by it without the Agent's prior written consent (such consent not be unreasonably withheld).

14.3 Repair and classification

Each Borrower shall keep the Ship owned by it in a good and safe condition and state of repair and, in the case of paragraph (b) below shall provide the Agent, following the Agent's request, with documentary evidence, in such form as the Agent may reasonably request of its compliance with such paragraph:

(a) consistent with first-class ship ownership and management practice;

(b) so as to maintain its Ship with the highest class with relevant classification society or such other first class classification society which is a member of IACS as may be acceptable to the Agent, acting with the authorisation of the Lenders, free of all overdue recommendations and conditions affecting class; and

(c) so as to comply with all laws and regulations applicable to vessels registered under the applicable Approved Flag State or to vessels trading to any jurisdiction to which that Ship may trade from time to time, including but not limited to the ISM Code and the ISPS Code.

14.4 Classification society undertaking

Each Borrower shall instruct the classification society referred to in paragraph (b) of Clause 14.3 (Repair and classification) of the Ship owned by it to do all or any of the following (and procure that the classification society undertakes with the Security Trustee):

(a) to send to the Security Trustee, following receipt of a written request from the Security Trustee, certified true copies of all original class records held by the classification society in relation to that Ship;

(b) to allow the Security Trustee (or its agents), at any time and from time to time, to inspect the original class and related records of that Borrower and that Ship at the offices of the classification society and to take copies of them;

(c) to notify the Security Trustee immediately in writing if the classification society:

(i) receives notification from that Borrower or any other person that its Ship's classification society is to be changed; or

(ii) becomes aware of any facts or matters which may result in or have resulted in a change, suspension, discontinuance, withdrawal or expiry of that Ship's class under the rules or terms and conditions of that Borrower's or that Ship's membership of the classification society; and

(d) following receipt of a written request from the Security Trustee:

(i) to confirm that that Borrower is not in default of any of its contractual obligations or liabilities to the classification society and, without limiting the foregoing, that it has paid in full all fees or other charges due and payable to the classification society; or

(ii) if that Borrower is in default of any of its contractual obligations or liabilities to the classification society, to specify to the Security Trustee in reasonable detail the facts and circumstances of such default, the consequences of such default, and any remedy period agreed or allowed by the classification society.

14.5 Modification

No Borrower shall, and the Borrowers shall procure that an Approved Manager shall not, make any modification or repairs to, or replacement of, the Ship owned by it or equipment installed on it which would or might materially alter the structure, type or performance characteristics of that Ship or materially reduce its value.

14.6 Removal of parts

No Borrower shall, and the Borrowers shall procure that an Approved Manager shall not, remove any material part of any Ship, or any item of equipment installed on, any Ship unless the part or item so removed is forthwith replaced by a suitable part or item which is in the same condition as or better condition than the part or item removed, is free from any Security Interest or any right in favour of any person other than the Security Trustee and becomes on installation on the relevant Ship the property of the relevant Borrower and subject to the security constituted by the relevant Mortgage Provided that a Borrower may install equipment owned by a third party if the equipment can be removed without any risk of damage to the Ship owned by it.

14.7 Surveys

Each Borrower shall submit the Ship owned by it regularly to all periodical or other surveys which may be required for classification purposes and, if so required by the Security Trustee provide the Security Trustee, with copies of all survey reports.

14.8 Inspection

Each Borrower shall permit the Security Trustee (by surveyors or other persons appointed by it for that purpose) to board the Ship owned by it once per year and at a place where it is practically convenient based on that Ship's schedule and without interfering with the operation of that Ship or causing her delay, to inspect her about proposed or executed repairs and shall afford all proper facilities for such inspections and shall make available to the Security Trustee or its surveyor on request all records (on board or on shore) relating to its Ship. All reasonable fees and expenses reasonably incurred in relation to the appointment of the surveyor or surveyors once per year and the preparation and issue of all technical reports pursuant to this Clause 14.8 (Inspection) shall be for the account of the Borrowers.

14.9 Prevention of and release from arrest

Each Borrower shall promptly discharge:

(a) all liabilities which give or may give rise to maritime or possessory liens on or claims enforceable against the Ship owned by it, the Earnings or the Insurances;

(b) all taxes, dues and other amounts charged in respect of the Ship owned by it, the Earnings or the Insurances; and

(c) all other outgoings whatsoever in respect of the Ship owned by it, the Earnings or the Insurances,

and, forthwith upon receiving notice of the arrest of the Ship owned by it, or of its detention in exercise or purported exercise of any lien or claim, that Borrower shall procure its release by providing bail or otherwise as the circumstances may require.

14.10 Compliance with laws etc.

Each Borrower shall, and shall procure that each Approved Manager and each Approved Third Party Manager shall:

(a) comply, or procure compliance with the ISM Code, the ISPS Code, Sanctions, all Environmental Laws and all other laws or regulations relating to the Ship owned by it, its ownership, operation and management or to the business of that Borrower and that Approved Manager;

(b) not employ the Ship owned by it nor allow its employment in any manner contrary to any law or regulation in any relevant jurisdiction (including but not limited to Sanctions), the ISM Code and the ISPS Code; and

(c) in the event of hostilities in any part of the world (whether war is declared or not), not cause or permit the Ship owned by it to enter or trade to any zone which is declared a war zone by any government or by that Ship's war risks insurers unless the prior written consent of the Security Trustee has been given and that Borrower has (at its expense) effected any special, additional or modified insurance cover which the Security Trustee may require; and

(d) maintain in full force and effect all trading certificates required by all applicable laws in respect of the Borrowers, the Ships, each Approved Manager and the relevant Approved Flag.

14.11 Provision of information

Each Borrower shall promptly provide the Security Trustee with any information which it requests regarding:

(a) the Ship owned by it, its employment, position, engagements and its Insurances;

(b) the Earnings and payments and amounts due to the master and crew of the Ship owned by it;

(c) any expenses incurred, or likely to be incurred, in connection with the operation, maintenance or repair of the Ship owned by it and any payments made in respect of that Ship;

(d) any towages and salvages; and

(e) its compliance, each Approved Manager's compliance, each Approved Third Party Manager's compliance and the compliance of the Ship owned by it with the ISM Code and the ISPS Code,

and, upon the Security Trustee's request, provide copies of any current charter relating to the Ship owned by it, of any current charter guarantee and copies of that Borrower's or, as the case may be, that Approved Manager's Document of Compliance.

14.12 Notification of certain events

Each Borrower shall immediately notify the Security Trustee by fax, confirmed forthwith by letter, of:

(a) any casualty which is or is likely to be or to become a Major Casualty;

(b) any occurrence as a result of which the Ship owned by it has become or is, by the passing of time or otherwise, likely to become a Total Loss;

(c) any requirement or recommendation made by any insurer or classification society or by any competent authority which is not immediately complied with;

(d) any arrest or detention of the Ship owned by it, any exercise or purported exercise of any lien on that Ship or its Earnings or its Insurances or any requisition of that Ship for hire;

(e) any intended dry docking of the Ship owned by it;

(f) any Environmental Claim made against that Borrower or in connection with the Ship owned by it, or any Environmental Incident;

(g) any claim for breach of the ISM Code or the ISPS Code being made against that Borrower, any Approved Manager and any Approved Third Party Manager or otherwise in connection with the Ship owned by it; or

(h) any other matter, event or incident, actual or threatened, the effect of which will or could lead to the ISM Code or the ISPS Code not being complied with,

and that Borrower shall keep the Security Trustee advised in writing on a regular basis and in such detail as the Security Trustee shall require of that Borrower's, an Approved Manager's, an Approved Third Party Manager's or any other person's response to any of those events or matters.

14.13 Restrictions on chartering, appointment of managers etc.

No Borrower shall, in relation to the Ship owned by it:

(a) let that Ship on demise charter for any period;

(b) enter into any time or consecutive voyage charter in respect of that Ship for a term which exceeds, or which by virtue of any optional extensions may exceed, 12 months;

(c) enter into any charter in relation to that Ship under which more than 2 months' hire (or the equivalent) is payable in advance;

(d) charter that Ship otherwise than on bona fide arm's length terms at the time when that Ship is fixed;

(e) appoint a manager of that Ship other than an Approved Manager or an Approved Third Party Manager or agree to any substantial alteration to the terms of that Approved Manager's or that Approved Third Party Manager's appointment;

(f) de-activate or lay up that Ship; or

(g) put that Ship into the possession of any person for the purpose of work being done upon it in an amount exceeding or likely to exceed $500,000 (or the equivalent in any other currency).

14.14 Notice of Mortgage

Each Borrower shall keep the relevant Mortgage registered against the Ship owned by it as a valid first priority (or, as the case may be, preferred) mortgage, carry on board of the Ship a certified copy of the Mortgage and place and maintain in a conspicuous place in the navigation room and the Master's cabin of that Ship a framed printed notice stating that that Ship is mortgaged by that Borrower to the Security Trustee.

14.15 Sharing of Earnings

No Borrower shall enter into any agreement or arrangement for:

(a) the sharing of any Earnings;

(b) the postponement of any date on which any Earnings are due, the reduction of the amount of any Earnings or otherwise for the release or adverse alteration of any right of that Borrower to any Earnings; or

(c) the release of, or adverse alteration to, any guarantee or Security Interest relating to any Earnings,

apart from any profit sharing arrangements with charterer which are permitted on an arm's length basis and at normal market rates.

14.16 ISPS Code

Each Borrower shall comply with the ISPS Code and in particular, without limitation, shall:

(a) procure that the Ship owned by it and the company responsible for that Ship's compliance with the ISPS Code comply with the ISPS Code; and

(b) maintain for the Ship owned by it an ISSC; and

(c) notify the Agent immediately in writing of any actual or threatened withdrawal, suspension, cancellation or modification of the ISSC.

14.17 Charterparty Assignment

If a Borrower enters into any Assignable Charter (subject to the Agent's approval) pursuant to paragraph (b) of Clause 14.13 (Restrictions on chartering, appointment of managers etc.), that Borrower shall, on the date on which it enters into such Assignable Charter:

(a) provide the Agent with a certified true (if requested by the Agent) copy of such Assignable Charter;

(b) execute in favour of the Security Trustee a Charterparty Assignment in respect of that Assignable Charter (such Charterparty Assignment to be notified to, and acknowledged by, the relevant charterer and any charter guarantor); and

(c) without limiting the generality of the above, if that Assignable Charter is a bareboat charter, procure that the bareboat charterer shall promptly execute in favour of the Security Trustee an assignment of (inter alia) all its rights, title and interest in and to the Insurances in respect of that Ship effected either by that Borrower owning that Ship or by the bareboat charterer and a letter of undertaking in favour of the Security Trustee whereby (inter alia) the interests of the bareboat charterer under the bareboat charter are fully subordinated to the interests of the Security Trustee and the other Creditor Parties under the Finance Documents, each to be in an Agreed Form, and shall deliver to the Agent such other documents equivalent to those referred to at paragraphs 2, 3, 4, 5, 6 and 8 of Part A of Schedule 3 (Condition Precedent Documents), as the Agent may require.

14.18 Trading

Each Borrower shall ensure that the Ship owned by it shall not trade in any trading area prohibited from time to time by the government of the relevant Approved Flag, the government of that Borrower's jurisdiction or the government of the nationality of the officers and crew of that Ship.

14.19 Sanctions

(a) Each Borrower shall ensure that no proceeds of the Loan will be made available, directly or indirectly, to or for the benefit of a Prohibited Person or otherwise be, directly or indirectly, applied in a manner or for a purpose prohibited by Sanctions or fund any activity in a

Sanctioned Country or in any manner which would cause any Creditor Party to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions.

(b) No Borrower shall (i) fund all or part of any repayment under the Loan out of proceeds derived directly or indirectly derived from any activity in a Sanctioned Country or any transaction with a Prohibited Person, or out of proceeds directly or indirectly derived from any other transactions which would be prohibited by Sanctions or in any other manner which would cause any Creditor Party to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions and no such proceeds shall be paid into any Account or (ii) engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or breaches or attempts to breach, directly or indirectly, any Sanctions.

(c) Without limiting Clause 14.19 (Sanctions), each Borrower shall ensure:

(i) that the Ship owned by it shall not be used by or for the benefit of a Prohibited Person or in trading to or from a Sanctioned Country;

(ii) that the Ship owned by it shall not be used in trading in any manner contrary to Sanctions or in a manner that creates a risk that that Borrower or a Security Party will become a Prohibited Person or in any manner which would cause any Creditor Party to be in breach of or made subject to Sanctions, or at risk of being in breach of or made subject to Sanctions (or which could be contrary to Sanctions if Sanctions were binding on each Security Party);

(iii) that the Ship owned by it shall not be used in trading in any manner that creates a risk that the Ship will become a Sanctioned Ship;

(iv) that the Ship owned by it shall not be traded in any manner which would trigger the operation of any sanctions limitation or exclusion clause (or similar) in the Insurances; and

(v) without prejudice to the above provisions of this Clause 14.19 (Sanctions), that each time charterparty in respect of the Ship owned by it shall contain, for the benefit of that Borrower, language which gives effect to the provisions of paragraph (a) of Clause 14.10 (Compliance with laws etc.) as regards Sanctions and the foregoing provisions of this paragraph (c) of this Clause 14.19 (Sanctions) and which charterparty permits refusal of employment or voyage orders if such employment or compliance with such orders either results, or risks resulting in non-compliance with such provisions or breaches, or risks breaching (in the opinion of that Borrower) Sanctions.

14.20 Russian oil price cap

(a) Borrower B undertakes that it will, at all times comply, and require compliance by:

(i) all charterers and sub-charterers of Ship B owned by it;

(ii) all parties with whom Borrower B or a Security Party, a charterer or a sub-charterer enters into a contract of carriage in respect of the Ship owned by it,

with the Russian Oil Price Cap Measures.

(b) Without prejudice to the generality of paragraph (a) above, Borrower B undertakes that it will ensure that prior to Ship B commencing loading (including any ship-to-ship or similar transfer) of Russian Oil Products obtain:

(i) price information demonstrating that the Russian Oil Products were purchased at or below the applicable price cap; or

(ii) a signed attestation from its applicable counterparty that the Russian Oil Products were purchased at or below the applicable price cap; or

(iii) a signed attestation from its applicable counterparty or other appropriate documentary evidence that the purchase of the Russian Oil Products was pursuant to a licence or an exception granted by the relevant authority on each applicable jurisdiction.

(c) Without prejudice to the generality of paragraph (a) above, Borrower B shall promptly, and in any event no later than 30 days after Ship B owned by it commencing loading (including any ship-to-ship or similar transfer) of Russian Oil Products provide to the Agent:

(i) price information demonstrating that the Russian Oil Products were purchased at or below the applicable price cap; or

(ii) an attestation signed by an authorised signatory in such form as may be agreed by the Agent confirming that it has complied in all respects with the Russian Oil Price Cap Measures; or

(iii) documentary evidence that the purchase of the Russian Oil Products was pursuant to a licence or an exception granted by the relevant authority in each applicable jurisdiction.

(d) Without prejudice to the generality of paragraph (a) above, Borrower B undertakes to the Agent in respect of Ship B that it will not carry Russian Oil Products unless the relevant charterparty includes or the benefit of Borrower B provisions requiring the charterer (i) to comply with the Russian Oil Price Cap Measures and to provide such information and documentation at such times as is necessary for such Borrower to comply with this Clause 14.20 (Russian oil price cap) and (ii) to procure that such provisions are incorporated into all sub-charters and any bills of lading, waybills or other documents evidencing contacts of carriage issued pursuant to that charterparty.

(e) Borrower B undertakes that it will:

(i) provide the Agent with such information, and at such times, as it may require for the purposes of the Agent or any Creditor Party satisfying any record keeping obligations applicable to it under the Russian Oil Price Cap Measures;

(ii) within 30 days of any request provide the Agent with such other information in relation to compliance with the Russian Oil Price Cap Measures as the Agent may from time to time reasonably request including without limitation any information relating to ancillary costs as may be specified from time to time pursuant to the Russian Oil Price Cap Measures; and

(iii) comply with such further or additional requirements as the Agent may from time to time require in writing, acting reasonably, in response to changes to any of the Russian

Oil Price Cap Measures, or the introduction of similar measures relating to Russian Oil Products, or changes to any guidance, application, interpretation or market practice in respect of the Russian Oil Price Cap Measures.

The obligations in this paragraph (e) are continuing and, in particular, shall survive and remain binding on Borrower B until all attestations and such other information as may be requested pursuant to paragraph (e) have been received in satisfactory form by the Agent.

(f) Borrower B will undertake appropriate due diligence on its counterparties to satisfy itself, based on the information available, of the reliability and accuracy of any information provided by such counterparties for the purposes of or relating to satisfying the requirements of paragraph (b) above.

(g) Borrower B agrees that each Creditor Party may forward all attestations and other documents which any Borrower may from time to time deliver to the Agent or such Creditor Party pursuant to paragraphs (c) and (e) above to any applicable regulators or to any other party to which the Agent or such Creditor Party may be required to forward or disclose such attestations or other documents in accordance with the Russian Oil Price Cap Measures.

14.21 Annex VI

(a) Each Borrower shall, upon the request of the Agent or any Lender and at the cost of that Borrower, on or before 31st July in each calendar year, supply or procure the supply by the relevant classification society or any organization duly authorized by it (as specified by the relevant Lender) to the Agent (on behalf of that Lender) of all ship fuel oil consumption data required to be collected and reported in accordance with Regulations 27 and 28 of Annex VI and any Statement of Compliance and, to the extent available, a Carbon Intensity and Climate Alignment Certificate, in each case relating to the Ship owned by it for the preceding calendar year, and each Borrower acknowledges and accepts that such information will be used for the purpose of the Lender's calculating its portfolio climate alignment and may be published.

(b) For the purpose of this Clause 14.21 (Annex VI):

"Annex VI" means Annex VI of the Protocol of 1997 (as subsequently amended from time to time) to amend the International Convention for the Prevention of Pollution from Ships 1973 ("MARPOL"), as modified by the Protocol of 1978 relating thereto;

"Carbon Intensity and Climate Alignment Certificate" means a certificate from a Recognised Organisation relating to each Ship and a calendar year setting out:

(a) the average efficiency ration of each Ship for all voyages performed by it over that calendar year using ship fuel oil consumption data required to be collected and reported in accordance with regulations 27 and 28 of Annex VI in respect of that calendar year; and

(b) the climate alignment of each Ship for such calendar year;

"Recognised Organisation" means, in respect of each Ship, an organisation which is likely to be the classification society representing each Ship's flag state and, for the purposes of this Clause 14.21 (Annex VI), duly authorised to determine whether the Borrowers have complied with regulations 27 and 28 of Annex VI; and

"Statement of Compliance" means a Statement of Compliance related to fuel oil consumption pursuant to regulations 6.6 and 6.7 of Annex VI.

15 Security Cover

15.1 Minimum required security cover

Clause 15.2 (Provision of additional security; prepayment) applies if the Agent notifies the Borrowers that:

(a) the aggregate of the Market Values (determined as provided in Clause 15.3 (Valuation of the Ships)) of the Ships then subject to a Mortgage and any Pledged Cash Amount; plus

(b) the net realisable value of any additional security previously provided under this Clause 15 (Security Cover),

is below 120 per cent. of the Loan.

15.2 Provision of additional security; prepayment

If the Agent serves a notice on the Borrowers under Clause 15.1 (Minimum required security cover), the Borrowers shall prepay such part (at least) of the Loan as will eliminate the shortfall on or before the date falling 45 days after the date on which the Agent's notice is served under Clause 15.1 (Minimum required security cover) (the "Prepayment Date") unless at least 1 Business Day before the Prepayment Date the Borrowers have provided, or ensured that a third party has provided, additional security (including, without limitation, cash pledged in favour of the Security Trustee or, as applicable, the Creditor Parties or a first preferred or priority (as applicable) mortgage over a collateral ship acceptable to the Agent, acting on the instructions of the Majority Lenders) which, in the opinion of the Agent, acting on the instructions of the Majority Lenders, has a net realisable value at least equal to the shortfall and which has been documented in such terms as the Agent may approve or require.

15.3 Valuation of the Ships

The Market Value of a Ship at any date is that shown by a valuation, addressed to the Agent, prepared:

(a) as at a date not more than 30 days previously;

(b) by an Approved Valuer which the Borrowers have selected and appointed for the purpose;

(c) with or without physical inspection of that Ship (as the Agent may require); and

(d) on the basis of a sale for prompt delivery for cash on normal arm's length commercial terms as between a willing seller and a willing buyer, free of any existing charter or other contract of employment.

15.4 Value of additional vessel security

The net realisable value of any additional security which is provided under Clause 15.2 (Provision of additional security; prepayment) and which consists of a Security Interest over a vessel shall be that shown by a valuation complying with the requirements of Clause 15.3 (Valuation of the Ships).

15.5 Valuations binding

Any valuation under Clauses 15.2 (Provision of additional security; prepayment), 15.3 (Valuation of the Ships) or 15.4 (Value of additional vessel security) shall be binding and conclusive as regards the Borrowers, as shall be any valuation which the Majority Lenders make of any additional security which does not consist of or include a Security Interest.

15.6 Provision of information

The Borrowers shall promptly provide the Agent and any Approved Valuer or expert acting under Clause 15.3 (Valuation of the Ships) or 15.4 (Value of additional vessel security) with any information which the Agent or the Approved Valuer or expert may request for the purposes of the valuation; and, if the Borrowers fail to provide the information by the date specified in the request, the valuation may be made on any basis and assumptions which the Approved Valuer or the Majority Lenders (or the expert appointed by them) consider prudent.

15.7 Frequency of valuations

The Borrowers acknowledge and agree that the Agent may commission valuations of each Ship at such times as the Agent shall deem necessary and, in any event, not less than once annually during the Security Period.

15.8 Payment of valuation expenses

Without prejudice to the generality of the Borrowers' obligations under Clauses 20.2 (Evaluation costs and expenses), 20.3 (Costs of negotiation, preparation etc.), 20.4 (Costs of variations, amendments, enforcement etc.) and 21.3 (Miscellaneous indemnities), the Borrowers shall, on demand, pay the Agent the amount of the fees and expenses of any Approved Valuer or expert instructed by the Agent under this Clause and all legal and other expenses incurred by any Creditor Party in connection with any matter arising out of this Clause 15 (Security Cover) Provided that so long as no Event of Default has occurred, the Borrowers shall not be obliged to pay any such fees and expenses in respect of more than one valuation of each Ship carried out in each calendar year pursuant to Clause 15.3 (Valuation of the Ships) (in addition to the valuations to determine the Initial Market Value of each Ship for the purposes of drawdown).

15.9 Application of prepayment

Any prepayment pursuant to Clause 15.2 (Provision of additional security; prepayment) shall be applied pro rata against the Advances and within each Advance shall be applied in reducing pro rata the then outstanding Repayments Instalments and the Balloon Instalments of such Advance.

16 Payments and Calculations

16.1 Currency and method of payments

Unless otherwise directed by the Agent (acting on the instructions of the Lenders), all payments to be made by the Lenders or by any Borrower under a Finance Document shall be made to the Agent or to the Security Trustee, in the case of an amount payable to it:

(a) by not later than 1.00 p.m. (Athens time) on the due date;

(b) in same day Dollar funds settled through the New York Clearing House Interbank Payments System (or in such other Dollar funds and/or settled in such other manner as the Agent shall specify as being customary at the time for the settlement of international transactions of the type contemplated by this Agreement);

(c) in the case of an amount payable by a Lender to the Agent or by any Borrower to the Agent or any Lender, to the account of the Agent at DEUTSCHE BANK TRUST COMPANY AMERICAS (BKTRUS33), New York, USA or to such other account with such other bank as the Agent may from time to time notify to the Borrowers and the other Creditor Parties; and

(d) in the case of an amount payable to the Security Trustee, to such account as it may from time to time notify to the Borrowers and the other Creditor Parties.

16.2 Payment on non-Business Day

If any payment by any Borrower under a Finance Document would otherwise fall due on a day which is not a Business Day:

(a) the due date shall be extended to the next succeeding Business Day; or

(b) if the next succeeding Business Day falls in the next calendar month, the due date shall be brought forward to the immediately preceding Business Day,

and interest shall be payable during any extension under paragraph (a) at the rate payable on the original due date.

16.3 Basis for calculation of periodic payments

All interest and commitment fee and any other payments under any Finance Document which are of an annual or periodic nature shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 day year.

16.4 Distribution of payments to Creditor Parties

Subject to Clauses 16.5 (Permitted deductions by Agent), 16.6 (Agent only obliged to pay when monies received) and 16.7 (Refund to Agent of monies not received):

(a) any amount received by the Agent under a Finance Document for distribution or remittance to a Lender or the Security Trustee shall be made available by the Agent to that Lender or, as the case may be, the Security Trustee by payment, with funds having the same value as the funds received, to such account as that Lender or the Security Trustee may have notified to the Agent not less than 5 Business Days previously; and

(b) amounts to be applied in satisfying amounts of a particular category which are due to the Lenders generally shall be distributed by the Agent to each Lender pro rata to the amount in that category which is due to it.

16.5 Permitted deductions by Agent

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent may, before making an amount available to a Lender, deduct and withhold from that amount (i) any sum which is then due and payable to the Agent from that Lender under any Finance Document or any sum which the Agent is then entitled under any Finance Document to require that Lender to pay on demand and (ii) any amount the Agent determines is required to be deducted and withheld under FATCA.

16.6 Agent only obliged to pay when monies received

Notwithstanding any other provision of this Agreement or any other Finance Document, the Agent shall not be obliged to make available to any Borrower or any Lender any sum which the Agent is expecting to receive for remittance or distribution to that Borrower or that Lender until the Agent has satisfied itself that it has received that sum.

16.7 Refund to Agent of monies not received

If and to the extent that the Agent makes available a sum to a Borrower or a Lender, without first having received that sum, that Borrower or (as the case may be) the Lender concerned shall, on demand:

(a) refund the sum in full to the Agent; and

(b) pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding or other loss, liability or expense incurred by the Agent as a result of making the sum available before receiving it.

16.8 Agent may assume receipt

Clause 16.7 (Refund to Agent of monies not received) shall not affect any claim which the Agent has under the law of restitution, and applies irrespective of whether the Agent had any form of notice that it had not received the sum which it made available.

16.9 Creditor Party accounts

Each Creditor Party shall maintain accounts showing the amounts owing to it by the Borrowers and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrowers and any Security Party.

16.10 Agent's memorandum account

The Agent shall maintain a memorandum account showing the amounts advanced by the Lenders and all other sums owing to the Agent, the Security Trustee and each Lender from the Borrowers and each Security Party under the Finance Documents and all payments in respect of those amounts made by the Borrowers and any Security Party.

16.11 Accounts prima facie evidence

If any accounts maintained under Clauses 16.9 (Creditor Party accounts) and 16.10 (Agent's memorandum account) show an amount to be owing by a Borrower or a Security Party to a Creditor Party, those accounts shall be prima facie evidence that that amount is owing to that Creditor Party.

17 Application of Receipts

17.1 Normal order of application

Except as any Finance Document may otherwise provide, any sums which are received or recovered by any Creditor Party under or by virtue of any Finance Document shall be applied:

(a) FIRST: in or towards satisfaction of any amounts then due and payable under the Finance Documents in the following order and proportions:

(i) first, in or towards satisfaction pro rata of all amounts then due and payable to the Creditor Parties under the Finance Documents other than those amounts referred to in paragraphs (ii) and (iii) (including, but without limitation, all amounts payable by the Borrowers under Clauses 20 (Fees and Expenses), 21 (Indemnities) and 22 (No Set-Off or Tax Deductions; FATCA) of this Agreement or by the Borrowers or any Security Party under any corresponding or similar provision in any other Finance Document);

(ii) secondly, in or towards satisfaction pro rata of any and all amounts of interest or default interest payable to the Creditor Parties under the Finance Documents; and

(iii) thirdly, in or towards satisfaction of the Loan;

(b) SECONDLY: in retention of an amount equal to any amount not then due and payable under any Finance Document but which the Agent, by notice to the Borrowers and the Security Parties and the other Creditor Parties, states in its opinion will or may become due and payable in the future and, upon those amounts becoming due and payable, in or towards satisfaction of them in accordance with the provisions of paragraph (a) of Clause 17.1 (Normal order of application); and

(c) THIRDLY: any surplus shall be paid to the Borrowers or to any Security Party entitled to it.

17.2 Variation of order of application

The Agent may, with the authorisation of the Majority Lenders, by notice to the Borrowers, the Security Parties and the other Creditor Parties provide for a different manner of application from that set out in Clause 17.1 (Normal order of application) either as regards a specified sum or sums or as regards sums in a specified category or categories.

17.3 Notice of variation of order of application

The Agent may give notices under Clause 17.2 (Variation of order of application) from time to time; and such a notice may be stated to apply not only to sums which may be received or recovered in the future, but also to any sum which has been received or recovered on or after the third Business Day before the date on which the notice is served.

17.4 Appropriation rights overridden

This Clause 17 (Application of Receipts) and any notice which the Agent gives under Clause 17.2 (Variation of order of application) shall override any right of appropriation possessed, and any appropriation made, by any Borrower or any Security Party.

18 Application of Earnings

18.1 Payment of Earnings

Each Borrower undertakes with each Creditor Party to ensure that, commencing from the first Drawdown Date and throughout the Security Period (subject only to the provisions of the General Assignment to which that Borrower is a party), all the Earnings of the Ship owned by it are paid to the Earnings Account for that Ship.

18.2 Monthly retentions

Each Borrower undertakes with each Creditor Party to ensure that, in each calendar month of the Security Period after a Drawdown Notice is served in respect of an Advance, on such dates as the Agent may from time to time specify, there is transferred to the Retention Account out of the Earnings received in each of the Earnings Accounts during the preceding calendar month:

(a) one-third of the amount of the Repayment Instalment under that Advance falling due under Clause 8 (Repayment and Prepayment) on the next Repayment Date; and

(b) the relevant fraction of the aggregate amount of interest on that Advance which is payable on the next due date for payment of interest under this Agreement.

The "relevant fraction" is a fraction of which the numerator is 1 and the denominator the number of months comprised in the then current Interest Period (or, if the period is shorter, the number of months from the later of the commencement of the current Interest Period or the last due date for payment of interest to the next due date for payment of interest under this Agreement).

18.3 Shortfall in Earnings

If the aggregate Earnings received in the Earnings Accounts are insufficient in any month for the required amount to be transferred to the Retention Account under Clause 18.2 (Monthly retentions), the Borrowers shall make up the amount of the insufficiency on demand from the Agent; but, without thereby prejudicing the Agent's right to make such demand at any time, the Agent may, if so authorised by the Majority Lenders, permit the Borrowers to make up all or part of the insufficiency by increasing the amount of any transfer under Clause 18.2 (Monthly retentions) from the Earnings received in the next or subsequent months.

18.4 Application of retentions

Until an Event of Default or a Potential Event of Default occurs, the Agent shall on each Repayment Date and on each due date for the payment of interest under this Agreement apply, in accordance with Clause 15.1 (Minimum required security cover) so much of the balance in the Retention Account as equals:

(a) the Repayment Instalment due on that Repayment Date; or

(b) the amount of interest payable on that interest payment date,

in discharge of the Borrowers' liability for that Repayment Instalment or that interest and the Borrowers hereby authorise the Agent to debit the Retention Account and make distributions in accordance with this Clause 18.4 (Application of retentions).

18.5 Interest accrued on Retention Account

Any credit balance in the Retention Account shall bear interest at the rate from time to time offered by the Account Bank to its customers for Dollar deposits of similar amounts and for periods similar to those for which such balances appear to the Account Bank likely to remain on the Retention Account.

18.6 No release of accrued interest

Interest accruing under Clause 18.5 (Interest accrued on Retention Account) shall be credited to the Retention Account but shall not be released to the Borrowers until the end of the Security Period.

18.7 Location of accounts

Each Borrower shall and, shall procure that the Corporate Guarantor shall, promptly:

(a) comply with any requirement of the Agent as to the location or re-location of the Earnings Accounts, the Retention Account and the Cash Collateral Accounts (or any of them); and

(b) execute any documents which the Agent specifies to create or maintain in favour of the Security Trustee a Security Interest over (and/or rights of set-off, consolidation or other rights in relation to) the Earnings Accounts, the Retention Account and the Cash Collateral Accounts (or any of them).

18.8 Debits for expenses etc.

The Agent shall be entitled (but not obliged) from time to time, to debit, or authorise any Creditor Party to debit any Earnings Account without prior notice in order to discharge any amount due and payable under Clause 20 (Fees and Expenses) or 21 (Indemnities) to a Creditor Party or payment of which any Creditor Party has become entitled to demand under Clause 20 (Fees and Expenses) or 21 (Indemnities).

18.9 Borrowers' obligations unaffected

The provisions of this Clause 18 (Application of Earnings) do not affect:

(a) the liability of the Borrowers to make payments of principal and interest on the due dates; or

(b) any other liability or obligation of the Borrowers or any Security Party under any Finance Document.

18.10 Withdrawals from Earnings Account

Subject to the terms of the relevant Earnings Account Security Deed, each Borrower shall be entitled to withdraw any balance standing to the credit of its Earnings Account for the purpose of complying with its obligations under this Agreement and the other Finance Documents, to cover the operating expenses of the Ship owned by it which are due and payable on or prior to the date of such withdrawal (including any general and administrative expenses) attributable to or owed by that Borrower and to pay dividends (subject to compliance with paragraph (c) of Clauses 12.3 (Negative Undertakings) and Clause 12.4 (Minimum Liquidity)) Provided that no Event of Default has occurred and is continuing at that time or will result from such withdrawal.

18.11 Withdrawals from the Retention Account

Subject to the terms of the Retention Account Security Deed, each Borrower shall not be entitled to withdraw any funds from the Retention Account.

18.12 Cash Collateral Account

Subject to the terms of each Cash Collateral Account Security Deed, each Borrower or, as the case may be, the Corporate Guarantor shall not be entitled to withdraw any funds from the Borrowers' Cash Collateral Account Security Deed or, as the case may be, the Guarantor's Cash Collateral Account Security Deed, other than in accordance with Clause 5.5 (Pledged Cash Amount).

18.13 Other accounts

Each Lender is hereby authorised to open and maintain as many loan and/or contingent and/or suspense and/or intermediary accounts as necessary for the purpose of facilitating the accounting monitoring of the Loan in its books. In this respect each Lender is authorised to merge and/or divide and/or transfer the balances of any such accounts to other such accounts. In any litigation proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the relevant Lender in accordance with its usual practice are conclusive evidence of the matters to which they relate save in the case of manifest error.

19 Events of Default

19.1 Events of Default

An Event of Default occurs if:

(a) any Borrower or any Relevant Person fails to pay when due or (if so payable) on demand any sum payable under a Finance Document or under any document relating to a Finance Document unless (i) its failure is caused by administrative or technical error or a Disruption Event and (ii) payment is made within three Business Days of its due date; or

(b) any breach occurs of Clause 9.2 (Waiver of conditions precedent), 11.2 (Title; negative pledge; pari passu ranking), 11.3 (No disposal of assets), 12.2 (Maintenance of status), 12.3 (Negative undertakings), 12.4 (Minimum Liquidity), 13 (Insurance), 14.2 (Ship's name and registration), 14.3 (Repair and classification), 14.10 (Compliance with laws, etc.), 14.12 (Notification of certain events), 14.16 (ISPS Code), 14.19 (Sanctions) or 15.2 (Provision of additional security; prepayment); or

(c) any breach by any Borrower or any Relevant Person occurs of any provision of a Finance Document (other than a breach covered by paragraphs (a) or (b)) if, in the opinion of the Majority Lenders, is capable of remedy, and such default continues unremedied 20 days after written notice from the Agent requesting action to remedy the same; or

(d) (subject to any applicable grace period specified in any Finance Document) any breach by any Borrower or any Relevant Person occurs of any provision of a Finance Document (other than a breach falling within paragraphs (a), (b) or (c) above); or

(e) any representation, warranty or statement made or repeated by, or by an officer of, a Borrower or a Relevant Person in a Finance Document or in a Drawdown Notice or any other notice or document relating to a Finance Document is untrue or misleading when it is made or repeated; or

(f) any of the following occurs in relation to any Financial Indebtedness (exceeding $10,000,000 in respect of the Corporate Guarantor, $500,000 in respect of a Borrower and $1,000,000 in respect of all other Relevant Persons) of a Relevant Person:

(i) any Financial Indebtedness of a Relevant Person is not paid when due or, if so payable, on demand; or

(ii) any Financial Indebtedness of a Relevant Person becomes due and payable or capable of being declared due and payable prior to its stated maturity date as a consequence of any event of default; or

(iii) a lease, hire purchase agreement or charter creating any Financial Indebtedness of a Relevant Person is terminated by the lessor or owner or becomes capable of being terminated as a consequence of any termination event; or

(iv) any overdraft, loan, note issuance, acceptance credit, letter of credit, guarantee, foreign exchange or other facility, or any swap or other derivative contract or transaction, relating to any Financial Indebtedness of a Relevant Person ceases to be available or becomes capable of being terminated as a result of any event of default, or cash cover is required, or becomes capable of being required, in respect of such a facility as a result of any event of default; or

(v) any Security Interest securing any Financial Indebtedness of a Relevant Person becomes enforceable; or

(g) any of the following occurs in relation to a Relevant Person:

(i) a Relevant Person becomes, in the reasonable opinion of the Majority Lenders, unable to pay its debts as they fall due; or

(ii) any assets of a Relevant Person are subject to any form of execution, attachment, arrest, sequestration or distress in respect of a sum of, or sums aggregating, $10,000,000 or more in respect of the Corporate Guarantor, $500,000 or more in respect of a Borrower and $1,000,000 or more for all other Relevant Persons or the equivalent in another currency and, in respect of a Relevant Person other than a Security Party, the same is not lifted within 30 days; or

(iii) any administrative or other receiver is appointed over any asset of a Relevant Person unless contested in good faith and on substantial grounds; or

(iv) a Relevant Person makes any formal declaration of bankruptcy or any formal statement to the effect that it is insolvent or likely to become insolvent, or a winding up or administration order is made in relation to a Relevant Person, or the members or directors of a Relevant Person pass a resolution to the effect that it should be wound up, placed in administration or cease to carry on business, save that this paragraph does not apply to a fully solvent winding up of a Relevant Person which is, or is to be, effected for the purposes of an amalgamation or reconstruction previously approved by the Agent and effected not later than 3 months after the commencement of the winding up; or

(v) a petition is presented in any Pertinent Jurisdiction for the winding up or administration, or the appointment of a provisional liquidator, of a Relevant Person unless the petition is being contested in good faith and on substantial grounds and is dismissed or withdrawn within 30 banking days of the presentation of the petition; or

(vi) a Relevant Person petitions a court, or presents any proposal for, any form of judicial or non‑judicial suspension or deferral of payments, reorganisation of its debt (or certain of its debt) or arrangement with all or a substantial proportion (by number or value) of its creditors or of any class of them or any such suspension or deferral of payments, reorganisation or arrangement is effected by court order, contract or otherwise other than any re-organisation required pursuant to any new legislation passed by a relevant government; or

(vii) any meeting of the members or directors of a Relevant Person is summoned for the purpose of considering a resolution or proposal to authorise or take any action of a type described in paragraphs (iii), (iv), (v) or (vi) above; or

(viii) in a Pertinent Jurisdiction other than England, any event occurs or any procedure is commenced which, in the reasonable opinion of the Agent, is similar to any of the foregoing; or

(h) any Relevant ceases or suspends carrying on its business or a part of its business which, in the opinion of the Majority Lenders, is material in the context of this Agreement; or

(i) it becomes unlawful in any Pertinent Jurisdiction or impossible:

(i) for any Relevant Person to discharge any liability under a Finance Document or to comply with any other obligation which the Majority Lenders consider material under a Finance Document; or

(ii) for any Creditor Party to exercise or enforce any right under, or to enforce any Security Interest created by, a Finance Document; or

(j) any consent, Authorisation, license, approval necessary to enable a Borrower to own, operate or charter the Ship owned by it or to enable a Borrower or any Security Party to comply with any provision which the Majority Lenders consider material of a Finance Document is not granted, expires without being renewed, is revoked or becomes liable to revocation or any condition of such a consent is not fulfilled; or

(k) any provision which the Majority Lenders consider material of a Finance Document proves to have been or becomes invalid or unenforceable, or a Security Interest created by a Finance Document proves to have been or becomes invalid or unenforceable or such a Security Interest proves to have ranked after, or loses its priority to, another Security Interest or any other third party claim or interest; or

(l) the security constituted by a Finance Document is in any way imperilled or in jeopardy; or

(m) any Security Party is in breach of or fails to observe any law, requirement, measure or procedure implemented to combat money laundering; or

(n) a Relevant Person becomes a Prohibited Person or a Ship becomes a Sanctioned Ship; or

(o) the classification of a Ship is withdrawn by its classification society the Ship is not immediately granted a new classification by another classification society; or

(p) any legal or administrative proceedings of any kind whatsoever have been commenced against a Borrower which could, in the opinion of the Majority Lenders be expected to have a Material Adverse Effect; or

(q) an Environmental Incident occurs which gives rise, or may give rise, to an Environmental Claim which could, in the opinion of the Majority Lenders be expected to have a Material Adverse Effect; or

(r) any other event occurs or circumstance arises (including, but not limited to, any global economic or political events, or events related to the international money or capital markets) which, in the opinion of the Agent, is likely materially and adversely to affect either (i) the ability of any Security Party to perform all or any of its obligations under or otherwise to comply with the terms of any of the Finance Documents or (ii) the security created by any of the Finance Documents; or

(s) the Approved Flag State of a Ship becomes involved in hostilities or civil war or there is a seizure of power in the Approved Flag State of that Ship by unconstitutional means if, in any such case, such event could in the opinion of the Agent reasonably be expected to have a Material Adverse Effect on the security constituted by any of the Finance Documents and the Borrower owning that Ship has failed within thirty (30) days from receiving notice from the Agent to this effect, to (a) delete that Ship from its existing Approved Flag State, (b) re-register that Ship under another approved Flag State, approved by the Agent in its discretion through a relevant registry and (c) execute such other security (including a mortgage, deed of covenant and/or general assignment) in favour of the Security Trustee (and/or any other Creditor Party) over the Ship, its Earnings, Insurances and Requisition Compensation, in such form as the Agent may its discretion require, in each case, at that Borrower's cost and expense; or

(t) there shall occur a Change of Control; or

(u) Mrs. Angeliki Frangou ceases to be Chairwoman and Chief Executive Officer of the Corporate Guarantor; or

(v) any Security Party repudiates any of the Finance Documents or does or causes or permits to be done any act or thing evidencing an intention to repudiate any of the Finance; Documents; or

(w) the Corporate Guarantor ceases to be (aa) the Holding Company of ocean-going vessels, and (bb) listed and trading at New York Stock Exchange or other US stock exchange acceptable to the Agent; or

(x) any other event occurs or any other circumstances arise or develop including, without limitation a material adverse change in the financial position, state of affairs or prospects of a Borrower or the Corporate Guarantor which affects its payment obligations under the Finance Documents to which it is a party in the light of which the Majority Lenders reasonably consider that a Borrower or any Relevant Person is, or will later become, unable to discharge its liabilities under the Finance Documents as they fall due.

19.2 Actions following an Event of Default

On, or at any time after, the occurrence of an Event of Default:

(a) the Agent may, and if so instructed by the Majority Lenders, the Agent shall:

(i) serve on the Borrowers a notice stating that all or part of the Commitments and of the other obligations of each Lender to the Borrowers under this Agreement are cancelled; and/or

(ii) serve on the Borrowers a notice stating that all or part of the Loan together with accrued interest and all other amounts accrued or owing under this Agreement are immediately due and payable or are due and payable on demand; and/or

(iii) take any other action which, as a result of the Event of Default or any notice served under paragraph (i) or (ii), the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law; and/or

(b) the Security Trustee may, and if so instructed by the Agent, acting with the authorisation of the Majority Lenders, the Security Trustee shall take any action which, as a result of the Event of Default or any notice served under paragraph (a)(i) or (a)(ii), the Security Trustee, the Agent and/or the Lenders are entitled to take under any Finance Document or any applicable law.

19.3 Termination of Commitments

On the service of a notice under sub-paragraph (i) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), all the Commitments and all other obligations of each Lender to the Borrowers under this Agreement shall be terminated.

19.4 Acceleration of Loan

On the service of a notice under sub-paragraph (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default), all or, as the case may be, the part of the Loan specified in the notice together with accrued interest and all other amounts accrued or owing from the Borrowers or any Security Party under this Agreement and every other Finance Document shall become immediately due and payable or, as the case may be, payable on demand.

19.5 Multiple notices; action without notice

The Agent may serve notices under sub-paragraphs (i) and/or (ii) of paragraph (a) of Clause 19.2 (Actions following an Event of Default) simultaneously or on different dates and it and/or the Security Trustee may take any action referred to in Clause 19.2 (Actions following an Event of Default) if no such notice is served or simultaneously with or at any time after the service of both or either of such notices.

19.6 Notification of Creditor Parties and Security Parties

The Agent shall send to each Lender, the Security Trustee and each Security Party a copy or the text of any notice which the Agent serves on the Borrowers under Clause 19.2 (Actions following an Event of Default); but the notice shall become effective when it is served on the Borrowers, and no failure or delay by the Agent to send a copy or the text of the notice to any other person shall invalidate the notice or provide any Borrower or any Security Party with any form of claim or defence.

19.7 Lender's rights unimpaired

Nothing in this Clause shall be taken to impair or restrict the exercise of any right given to individual Lenders under a Finance Document or the general law; and, in particular, this Clause is without prejudice to Clause 3.1 (Amount of facility).

19.8 Exclusion of Creditor Party liability

No Creditor Party and no any receiver or manager appointed by the Security Trustee, shall have any liability to a Borrower or a Security Party:

(a) for any loss caused by an exercise of rights under, or enforcement of a Security Interest created by, a Finance Document or by any failure or delay to exercise such a right or to enforce such a Security Interest; or

(b) as mortgagee in possession or otherwise, for any income or principal amount which might have been produced by or realised from any asset comprised in such a Security Interest or for any reduction (however caused) in the value of such an asset, except that this does not exempt a Creditor Party or a receiver or manager from liability for losses shown to have been caused directly and mainly by the dishonesty or the wilful misconduct of such Creditor Party's own officers and employees or (as the case may be) such receiver's or manager's own partners or employees.

19.9 Relevant Persons

In this Clause 19 (Events of Default), a "Relevant Person" means a Borrower, the Corporate Guarantor and each Security Party.

19.10 Interpretation

In paragraph (f) of Clause 19.1 (Events of Default) references to an event of default or a termination event include any event, howsoever described, which is similar to an event of default in a facility agreement or a termination event in a finance lease; and in paragraph (g) of Clause 19.1 (Events of Default) "petition" includes an application.

20 Fees and Expenses

20.1 Commitment fee

The Borrowers shall pay directly to the Lenders or through the Agent (for the account of the Lenders, pro rata to each Lender's Contribution) a non-refundable commitment fee at the rate of 0.50 per cent. per annum on the undrawn Total Commitments, calculated quarterly in arrears for the period commencing on the date of this Agreement and ending on the earlier of (i) the last Drawdown Date, (ii) the last day of the Availability Period and (iii) the date of the Borrowers' written notification to the Agent that they do not intend to make use of a Commitment.

20.2 Evaluation costs and expenses

The Borrowers shall pay to the Agent on each Drawdown Date an amount equal to 0.75 per cent. of the amount of the Loan drawn, representing the Agent's cost and expenses for the evaluation of the Loan and the terms on which the Loan shall be made available (as outlined in this Agreement) and the arrangement of the making of the Loan, whether in whole or in part, together with any VAT thereon (if applicable).

20.3 Costs of negotiation, preparation etc.

The Borrowers shall pay to the Agent on its demand the amount of all expenses incurred by the Agent or the Security Trustee in connection with the negotiation, preparation, execution or registration of any Finance Document or any related document or with any transaction contemplated by a Finance Document or a related document (including, but not limited to, any costs incurred by the Agent or the Security Trustee in connection with any insurance opinion to be provided to it in accordance with paragraph 4 of Part B of Schedule 3 (Condition Precedent Documents)).

20.4 Costs of variations, amendments, enforcement etc.

The Borrowers shall pay to the Agent, on the Agent's demand, for the account of the Creditor Party concerned the amount of all expenses incurred by a Creditor Party in connection with:

(a) any amendment or supplement to a Finance Document, or any proposal for such an amendment to be made (including, without limitation, as contemplated in Clause 28.9 (Meaning of "notice"));

(b) any consent or waiver by the Lenders, the Majority Lenders or the Creditor Party concerned under or in connection with a Finance Document, or any request for such a consent or waiver;

(c) the valuation of any security provided or offered under Clause 15 (Security Cover) or any other matter relating to such security; or

(d) any step taken by the Creditor Party concerned with a view to the protection, exercise or enforcement of any right or Security Interest created by a Finance Document or for any similar purpose.

There shall be recoverable under paragraph (d) the full amount of all legal expenses, whether or not such as would be allowed under rules of court or any taxation or other procedure carried out under such rules.

20.5 Documentary taxes

The Borrowers shall promptly pay any tax payable on or by reference to any Finance Document, and shall, on the Agent's demand, fully indemnify each Creditor Party against any claims, expenses, liabilities and losses resulting from any failure or delay by the Borrowers to pay such a tax.

20.6 Certification of amounts

A notice which is signed by an officer of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 20 (Fees and Expenses) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due.

21 Indemnities

21.1 Indemnities regarding borrowing and repayment of Loan

The Borrowers shall fully indemnify the Agent and each Lender on the Agent's demand and the Security Trustee on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by that Creditor Party, or which that Creditor Party reasonably and with due diligence estimates that it will incur, as a result of or in connection with:

(a) an Advance not being borrowed on the date specified in the Drawdown Notice for any reason other than a default by the Lender claiming the indemnity;

(b) the receipt or recovery of all or any part of the Loan or an overdue sum otherwise than on the last day of an Interest Period applicable to it or other relevant period;

(c) any failure (for whatever reason) by the Borrowers to make payment of any amount due under a Finance Document on the due date or, if so payable, on demand (after giving credit for any default interest paid by the Borrowers on the amount concerned under Clause 5.3 (Default Interest)); and

(d) the occurrence of an Event of Default or a Potential Event of Default and/or the acceleration of repayment of the Loan under Clause 19 (Events of Default),

and in respect of any tax (other than tax on its overall net income or a FATCA Deduction) for which a Creditor Party is liable in connection with any amount paid or payable to that Creditor Party (whether for its own account or otherwise) under any Finance Document.

21.2 Break Costs

Without limiting its generality, Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) covers any claim, expense, Break Costs, liability or loss, including a loss of a prospective profit, incurred by a Lender:

(a) in liquidating or employing deposits from third parties acquired or arranged to fund or maintain all or any part of its Contribution and/or any overdue amount (or an aggregate amount which includes its Contribution or any overdue amount); and

(b) in terminating, or otherwise in connection with, any interest and/or currency swap or any other transaction entered into (whether with another legal entity or with another office or department of the Lender concerned) to hedge any exposure arising under this Agreement or that part which the Lender concerned determines is fairly attributable to this Agreement of the amount of the liabilities, expenses or losses (including losses of prospective profits) incurred by it in terminating, or otherwise in connection with, a number of transactions of which this Agreement is one.

21.3 Miscellaneous indemnities

The Borrowers shall fully indemnify each Creditor Party severally on their respective demands in respect of all claims, expenses, liabilities and losses which may be made or brought against or incurred by a Creditor Party, in any country, as a result of or in connection with:

(a) any action taken, or omitted or neglected to be taken, under or in connection with any Finance Document by the Agent, the Security Trustee or any other Creditor Party or by any receiver appointed under a Finance Document; or

(b) investigating any event which the Creditor Party concerned reasonably believed constitutes an Event of Default or a Potential Event of Default;

(c) acting or relying on any notice, request or instruction which the Creditor Party concerned reasonably believed to be genuine, correct and appropriately authorised; or

(d) any other Pertinent Matter,

other than claims, expenses, liabilities and losses which are shown to have been directly and mainly caused by the gross negligence or wilful misconduct of the officers or employees of the Creditor Party concerned.

Without prejudice to its generality, this Clause 21.3 (Miscellaneous indemnities) covers any claims, expenses, liabilities and losses which arise, or are asserted, under or in connection with any law relating to safety at sea, the ISM Code, the ISPS Code or any Environmental Law.

21.4 Currency indemnity

(a) If any sum due from any Borrower or any Security Party to a Creditor Party under a Finance Document or under any order or judgment relating to a Finance Document has to be converted from the currency in which the Finance Document provided for the sum to be paid (the "Contractual Currency") into another currency (the "Payment Currency") for the purpose of:

(i) making or lodging any claim or proof against any Borrower or any Security Party, whether in its liquidation, any arrangement involving it or otherwise; or

(ii) obtaining an order or judgment from any court or other tribunal; or

(iii) enforcing any such order or judgment,

the Borrowers shall indemnify the Creditor Party concerned against the loss arising when the amount of the payment actually received by that Creditor Party is converted at the available rate of exchange into the Contractual Currency.

(b) In this Clause 21.4 (Currency indemnity) the "available rate of exchange" means the rate at which the Creditor Party concerned is able at the opening of business (London time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

(c) The Borrowers waive any right they may have in any jurisdiction to pay any amount under the Finance Documents in a currency other than that in which it is expressed to be payable.

(d) If any Creditor Party received any Sum in a currency other than the Contractual Currency, the Borrowers shall indemnify in full the Creditor Party concerned against any cost, loss or liability arising directly or indirectly from any conversion of such Sum to the Contractual Currency.

(e) This Clause 21.4 (Currency indemnity) creates a separate liability of the Borrowers which is distinct from their other liabilities under the Finance Documents and which shall not be merged in any judgment or order relating to those other liabilities.

21.5 Certification of amounts

A notice which is signed by an officer of a Creditor Party, which states that a specified amount, or aggregate amount, is due to that Creditor Party under this Clause 21 (Indemnities) and which indicates (without necessarily specifying a detailed breakdown) the matters in respect of which the amount, or aggregate amount, is due shall be prima facie evidence that the amount, or aggregate amount, is due save in the case of a manifest error.

21.6 Sums deemed due to a Lender

For the purposes of this Clause 21 (Indemnities), a sum payable by the Borrowers to the Agent or the Security Trustee for distribution to a Lender shall be treated as a sum due to that Lender.

21.7 Notice of prepayment

If the Borrowers are not willing to continue to indemnify the Creditor Parties for any tax for which the Creditor Parties are liable under Clause 21.1 (Indemnities regarding borrowing and repayment of Loan), the Borrowers may give the Agent not less than 30 days' irrevocable notice of their intention to prepay the Loan at the end of an Interest Period.

22 No Set-Off or Tax Deduction; FATCA

22.1 No deductions

All amounts due from the Borrowers under a Finance Document shall be paid:

(a) without any form of set‑off, cross-claim or condition; and

(b) free and clear of any tax deduction except a tax deduction which a Borrower is required by law to make.

22.2 Grossing-up for taxes

If a Borrower is required by law to make a tax deduction from any payment:

(a) that Borrower shall notify the Agent as soon as it becomes aware of the requirement;

(b) that Borrower shall pay the tax deducted to the appropriate taxation authority promptly, and in any event before any fine or penalty arises; and

(c) the amount due in respect of the payment shall be increased by the amount necessary to ensure that each Creditor Party receives and retains (free from any liability relating to the tax deduction) a net amount which, after the tax deduction, is equal to the full amount which it would otherwise have received.

22.3 Evidence of payment of taxes

Within 1 month after making any tax deduction, the Borrower concerned shall deliver to the Agent documentary evidence satisfactory to the Agent that the tax had been paid to the appropriate taxation authority.

22.4 Exclusion of tax on overall net income

In this Clause 22 (No Set-Off or Tax Deduction; FATCA) "tax deduction" means any deduction or withholding for or on account of any present or future tax except tax on a Creditor Party's overall net income or a FATCA Deduction.

22.5 Notice of prepayment

If the Borrowers are not willing to continue to make a tax deduction under Clause 22.2 (Grossing-up for taxes), the Borrowers may give the Agent not less than 30 days' notice of their intention to prepay the Loan at the end of an Interest Period.

22.6 FATCA

(a) Subject to paragraph (c) below, each party to a Finance Document shall, within ten Business Days of a reasonable request by another such party:

(i) confirm to that other party whether it is:

(A) a FATCA Exempt Party; or

(B) not a FATCA Exempt Party;

(ii) supply to that other party such forms (including US Internal Revenue Service Form W-8 or Form W-9 or any successor or substitute form, as applicable), documentation and other information relating to its status under FATCA as that other party reasonably requests for the purposes of that other party's compliance with FATCA; and

(iii) supply to that other party such forms, documentation and other information relating to its status as that other party reasonably requests for the purposes of that other party's compliance with any other law, regulation, or exchange of information regime.

(b) If a party to a Finance Document confirms to another such party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party or provides a US Internal Revenue Service Form W-8 or W-9 showing that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party or that the Form has ceased to be accurate or valid, that party shall notify that other party or provide a revised Form, as applicable, reasonably promptly.

(c) Paragraph (a) above shall not oblige any Creditor Party to do anything, and paragraph (a)(iii) above shall not oblige any other party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality;

provided that nothing in this paragraph shall excuse any Creditor Party from providing a true, complete and correct US Internal Revenue Service Form W-8 or W-9 (or any successor or substitute form where applicable).

(d) If a party to a Finance Document fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with sub-paragraph (i) or (ii) of paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the party in question provides the requested confirmation, forms, documentation or other information.

22.7 FATCA Deduction and gross-up by Borrower or Security Party

(a) If a Borrower or a Security Party is required to make a FATCA Deduction, that party shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b) If a FATCA Deduction is required to be made by a Borrower or a Security Party, the amount of the payment due from that party shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c) The Borrowers shall promptly upon becoming aware that a Borrower or a Security Party must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Agent accordingly. Similarly, a Creditor Party shall notify the Agent on becoming so aware in respect of a payment payable to that Creditor Party. If the Agent receives such notification from a Creditor Party it shall notify the Borrowers and the other Creditor Parties.

(d) Within thirty days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, a Borrower or Security Party making that FATCA Deduction or payment shall deliver to the Agent for the Creditor Party entitled to the payment evidence reasonably satisfactory to that Creditor Party that the FATCA Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant governmental or taxation authority.

22.8 FATCA Deduction by a Creditor Party

(a) Each Creditor Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Creditor Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction. A Creditor Party which becomes aware that it must make a FATCA Deduction in respect of a payment to another party to this Agreement (or that there is any change in the rate or the basis of such FATCA Deduction) shall notify that party and the Agent.

(b) If the Agent is required to make a FATCA Deduction in respect of a payment to a Creditor Party under Clause 16.4 (Distribution of payments to Creditor Parties) which relates to a payment by a Borrower or a Security Party, the amount of the payment due from the Borrowers or that Security Party shall be increased to an amount which (after the Agent has made such FATCA Deduction), leaves the Agent with an amount equal to the payment which would have been made by the Agent if no FATCA Deduction had been required.

(c) The Agent shall promptly upon becoming aware that it must make a FATCA Deduction in respect of a payment to a Creditor Party under Clause 16.4 (Distribution of payments to Creditor Parties) which relates to a payment by a Borrower or a Security Party (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the Borrowers and the relevant Creditor Party.

(d) The Borrowers shall (within three Business Days of demand by the Agent), on a joint and several basis, pay to a Creditor Party an amount equal to the loss, liability or cost which that Creditor Party determines will be or has been (directly or indirectly) suffered by that Creditor Party as a result of another Creditor Party making a FATCA Deduction in respect of a payment due to it under a Finance Document. This paragraph shall not apply to the extent a loss, liability or cost is compensated for by an increased payment under paragraph (b) above.

(e) A Creditor Party making, or intending to make, a claim under paragraph (d) above shall promptly notify the Agent of the FATCA Deduction which will give, or has given, rise to the claim, following which the Agent shall notify the Borrowers.

(f) A Creditor Party must, on receiving a payment from a Borrower or a Security Party under this Clause, notify the Agent.

23 Illegality, etc

23.1 Illegality

This Clause 23 (Illegality, etc) applies if a Lender (the "Notifying Lender") notifies the Agent that it has become, or will with effect from a specified date, become:

(a) unlawful or prohibited as a result of the introduction of a new law, an amendment to an existing law or a change in the manner in which an existing law is or will be interpreted or applied; or

(b) contrary to, or inconsistent with, any regulation,

for the Notifying Lender to maintain or give effect to any of its obligations under this Agreement in the manner contemplated by this Agreement or any other Finance Document, including, but not limited to, funding or maintaining its participation in the Loan or charge interest rates based upon Term SOFR.

23.2 Notification of illegality

The Agent shall promptly notify the Borrowers, the Security Parties, the Security Trustee and the other Lenders of the notice under Clause 23.1 (Illegality) which the Agent receives from the Notifying Lender.

23.3 Prepayment; termination of Commitment

On the Agent notifying the Borrowers under Clause 23.2 (Notification of Illegality), the Notifying Lender's Commitment shall terminate; and thereupon or, if later, on the date specified in the Notifying Lender's notice under Clause 23.1 (Illegality) as the date on which the notified event would become effective the Borrowers shall prepay the Notifying Lender's Contribution in full in accordance with Clause 8 (Repayment and Prepayment).

23.4 Mitigation

If circumstances arise which would result in a notification under Clause 23.1 (Illegality) then, without in any way limiting the rights of the Notifying Lender under Clause 23.3 (Prepayment;

termination of Commitment), the Notifying Lender shall use reasonable endeavours to transfer its obligations, liabilities and rights under this Agreement and the Finance Documents to another office or financial institution not affected by the circumstances but the Notifying Lender shall not be under any obligation to take any such action if, in its opinion, to do would or might:

(a) have an adverse effect on its business, operations or financial condition; or

(b) involve it in any activity which is unlawful or prohibited or any activity that is contrary to, or inconsistent with, any regulation; or

(c) involve it in any expense (unless indemnified to its satisfaction) or tax disadvantage.

24 Increased Costs

24.1 Increased costs

This Clause 24 (Increased Costs) applies if a Lender (the "Notifying Lender") notifies the Agent that the Notifying Lender considers that as a result of:

(a) the introduction or alteration after the date of this Agreement of a law, regulation or an alteration after the date of this Agreement in the manner in which a law is interpreted or applied (disregarding any effect which relates to the application to payments under this Agreement of a tax on the Lender's overall net income); or

(b) complying with any regulation (including any which relates to capital adequacy or liquidity controls or which affects the manner in which the Notifying Lender allocates capital resources to its obligations under this Agreement) which is introduced, or altered, or the interpretation or application of which is altered, after the date of this Agreement; or

(c) the introduction, implementation, application or administration of or compliance with the Basel II Capital Accord, the Basel III Capital Accord or any other Basel II Regulation or Basel III Regulation or CRD IV or CRR (whether such implementation, application, administration or compliance is by a government, regulator, supervisory authority, the Notifying Lender or any of its Affiliates), the Notifying Lender (or a Holding Company of it) has incurred or will incur an "increased cost" (in each case when compared to the cost of complying with such regulations as determined by the Notifying Lender (or Holding Company or Affiliate of it) on the date of this Agreement (whether such implementation, application or compliance is by a government, regulator, supervisory authority, the Notifying Lender or its Holding Company)).

24.2 Meaning of "increased cost"

In this Clause 24 (Increased Costs), "increased cost" means, in relation to a Notifying Lender:

(a) an additional or increased cost incurred as a result of, or in connection with, the Notifying Lender having entered into, or being a party to, this Agreement or a Transfer Certificate, of funding or maintaining its Commitment or Contribution or performing its obligations under this Agreement, or of having outstanding all or any part of its Contribution or other unpaid sums;

(b) a reduction in the amount of any payment to the Notifying Lender under this Agreement or in the effective return which such a payment represents to the Notifying Lender or on its capital;

(c) an additional or increased cost of funding all or maintaining all or any of the advances comprised in a class of advances formed by or including the Notifying Lender's Contribution or (as the case may require) the proportion of that cost attributable to the Contribution; or

(d) a liability to make a payment, or a return foregone, which is calculated by reference to any amounts received or receivable by the Notifying Lender under this Agreement,

but not an item attributable to a change in the rate of tax on the overall net income of the Notifying Lender (or a parent company of it) or an item covered by the indemnity for tax in Clause 21.1 (Indemnities regarding borrowing and repayment of Loan) or by Clause 22 (No Set-Off or Tax Deduction; FATCA) or a FATCA Deduction.

For the purposes of this Clause 24.2 (Meaning of "increased cost") the Notifying Lender may in good faith allocate or spread costs and/or losses among its assets and liabilities (or any class of its assets and liabilities) on such basis as it considers appropriate.

24.3 Notification to Borrowers of claim for increased costs

The Agent shall notify the Borrowers and the Security Parties of the notice which the Agent received from the Notifying Lender under Clause 24.1 (Increased costs).

24.4 Payment of increased costs

The Borrowers shall pay to the Agent, on the Agent's demand, for the account of the Notifying Lender the amounts which the Agent from time to time notifies the Borrowers that the Notifying Lender has specified to be necessary to compensate the Notifying Lender for the increased cost.

24.5 Notice of prepayment

If the Borrowers are not willing to continue to compensate the Notifying Lender for the increased cost under Clause 24.4 (Payment of increased costs), the Borrowers may give the Agent not less than 30 days' notice of their intention to prepay the Notifying Lender's Contribution at the end of an Interest Period.

24.6 Prepayment; termination of Commitment

A notice under Clause 24.5 (Notice of prepayment) shall be irrevocable; the Agent shall promptly notify the Notifying Lender of the Borrowers' notice of intended prepayment; and:

(a) on the date on which the Agent serves that notice, the Commitment of the Notifying Lender shall be cancelled; and

(b) on the date specified in its notice of intended prepayment, the Borrowers shall prepay (without premium or penalty) the Notifying Lender's Contribution, together with accrued interest thereon at the applicable rate plus the applicable Margin and the Mandatory Cost (if any).

24.7 Application of prepayment

Clause 8 (Repayment and Prepayment) shall apply in relation to the prepayment.

25 Set-Off

25.1 Application of credit balances

Each Creditor Party may without prior notice to the Borrowers:

(a) apply any balance (whether or not then due) which at any time stands to the credit of any account in the name of a Borrower at any office in any country of that Creditor Party in or towards satisfaction of any sum then due from that Borrower to that Creditor Party and any other liability of that Borrower (whether actual or contingent) under any of the Finance Documents; and

(b) for that purpose:

(i) break, or alter the maturity of, all or any part of a deposit of that Borrower;

(ii) convert or translate all or any part of a deposit or other credit balance into Dollars; and/or

(iii) enter into any other transaction, execute such document or make any entry in the name of the relevant Borrower and/or the Creditor Party with regard to the credit balance which the Creditor Party concerned considers appropriate.

25.2 Existing rights unaffected

No Creditor Party shall be obliged to exercise any of its rights under Clause 25.1 (Application of credit balances); and those rights shall be without prejudice and in addition to any right of set-off, combination of accounts, charge, lien or other right or remedy to which a Creditor Party is entitled (whether under the general law or any document).

25.3 Sums deemed due to a Lender

For the purposes of this Clause 25 (Set-Off), a sum payable by the Borrowers to the Agent or the Security Trustee for distribution to, or for the account of, a Lender shall be treated as a sum due to that Lender; and each Lender's proportion of a sum so payable for distribution to, or for the account of, the Lenders shall be treated as a sum due to such Lender.

25.4 No Security Interest

This Clause 25 (Set-Off) gives the Creditor Parties a contractual right of set-off only, and does not create any equitable charge or other Security Interest over any credit balance of any Borrower.

26 Transfer and Changes in Lending Offices

26.1 Transfer by Borrowers

No Borrower may transfer any of its rights, liabilities or obligations under any Finance Document.

26.2 Transfer by a Lender

Subject to Clause 26.4 (Effective Date of Transfer Certificate), a Lender (the "Transferor Lender") may at any time, with 30-day prior notice to the Borrowers, but without requiring the consent of the Borrowers or any Security Party, cause:

(a) its rights in respect of all or part of its Contribution; or

(b) its obligations in respect of all or part of its Commitment; or

(c) a combination of (a) and (b),

to be (in the case of its rights) transferred to, or (in the case of its obligations) assumed by, another bank or financial institution or a fund or trust or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (a "Transferee Lender") by delivering to the Agent a completed certificate in the form set out in Schedule 4 (Transfer Certificate) with any modifications approved or required by the Agent (a "Transfer Certificate") executed by the Transferor Lender and the Transferee Lender.

However any rights and obligations of the Transferor Lender in its capacity as Agent or Security Trustee will have to be dealt with separately in accordance with the Agency and Trust Deed.

26.3 Transfer Certificate, delivery and notification

As soon as reasonably practicable after a Transfer Certificate is delivered to the Agent, it shall (unless it has reason to believe that the Transfer Certificate may be defective):

(a) sign the Transfer Certificate on behalf of itself, the Borrowers, the Security Parties, the Security Trustee and each of the other Lenders;

(b) on behalf of the Transferee Lender, send to each Borrower and each Security Party letters or faxes notifying them of the Transfer Certificate and attaching a copy of it; and

(c) send to the Transferee Lender copies of the letters or faxes sent under paragraph (b) above,

but the Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Transferor Lender and the Transferee Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to that Transferee Lender.

26.4 Effective Date of Transfer Certificate

A Transfer Certificate becomes effective on the date, if any, specified in the Transfer Certificate as its effective date, Provided that it is signed by the Agent under Clause 26.3 (Transfer Certificate, delivery and notification) on or before that date.

26.5 No transfer without Transfer Certificate

Except as provided in Clause 26.16 (Security over Lenders' rights), no assignment or transfer of any right or obligation of a Lender under any Finance Document is binding on, or effective in relation to, any Borrower, any Security Party, the Agent or the Security Trustee unless it is effected, evidenced or perfected by a Transfer Certificate.

26.6 Lender re-organisation; waiver of Transfer Certificate

However, if a Lender enters into any merger, de-merger or other reorganisation as a result of which all its rights or obligations vest in another person (the "successor"), the Agent may, if it sees fit, by notice to the successor and the Borrowers and the Security Trustee waive the need for the execution and delivery of a Transfer Certificate; and, upon service of the Agent's notice, the successor shall become a Lender with the same Commitment and Contribution as were held by the predecessor Lender.

26.7 Effect of Transfer Certificate

A Transfer Certificate takes effect in accordance with English law as follows:

(a) to the extent specified in the Transfer Certificate, all rights and interests (present, future or contingent) which the Transferor Lender has under or by virtue of the Finance Documents are assigned to the Transferee Lender absolutely, free of any defects in the Transferor Lender's title and of any rights or equities which any Borrower or any Security Party had against the Transferor Lender;

(b) the Transferor Lender's Commitment is discharged to the extent specified in the Transfer Certificate;

(c) the Transferee Lender becomes a Lender with the Contribution previously held by the Transferor Lender and a Commitment of an amount specified in the Transfer Certificate;

(d) the Transferee Lender becomes bound by all the provisions of the Finance Documents which are applicable to the Lenders generally, including those about pro-rata sharing and the exclusion of liability on the part of, and the indemnification of, the Agent and the Security Trustee and, to the extent that the Transferee Lender becomes bound by those provisions (other than those relating to exclusion of liability), the Transferor Lender ceases to be bound by them;

(e) any part of the Loan which the Transferee Lender advances after the Transfer Certificate's effective date ranks in point of priority and security in the same way as it would have ranked had it been advanced by the transferor, assuming that any defects in the transferor's title and any rights or equities of any Borrower or any Security Party against the Transferor Lender had not existed;

(f) the Transferee Lender becomes entitled to all the rights under the Finance Documents which are applicable to the Lenders generally, including but not limited to those relating to the Majority Lenders and those under Clause 7 (Changes to calculation of interest) and Clause 20 (Fees and Expenses), and to the extent that the Transferee Lender becomes entitled to such rights, the Transferor Lender ceases to be entitled to them; and

(g) in respect of any breach of a warranty, undertaking, condition or other provision of a Finance Document or any misrepresentation made in or in connection with a Finance Document, the Transferee Lender shall be entitled to recover damages by reference to the loss incurred by it as a result of the breach or misrepresentation, irrespective of whether the original Lender would have incurred a loss of that kind or amount.

The rights and equities of any Borrower or any Security Party referred to above include, but are not limited to, any right of set off and any other kind of cross-claim.

26.8 Maintenance of register of Lenders

During the Security Period the Agent shall maintain a register in which it shall record the name, Commitment, Contribution and administrative details (including the lending office) from time to time of each Lender holding a Transfer Certificate and the effective date (in accordance with Clause 26.4 (Effective Date of Transfer Certificate)) of the Transfer Certificate; and the Agent shall make the register available for inspection by any Lender, the Security Trustee and the Borrowers during normal banking hours, subject to receiving at least 3 Business Days' prior notice.

26.9 Reliance on register of Lenders

The entries on that register shall, in the absence of manifest error, be conclusive in determining the identities of the Lenders and the amounts of their Commitments and Contributions and the effective dates of Transfer Certificates and may be relied upon by the Agent and the other parties to the Finance Documents for all purposes relating to the Finance Documents.

26.10 Authorisation of Agent to sign Transfer Certificates

Each Borrower, the Security Trustee and each Lender irrevocably authorise the Agent to sign Transfer Certificates on its behalf.

26.11 Registration fee

In respect of any Transfer Certificate, the Agent shall be entitled to recover a registration fee of $3,000 from the Transferee Lender.

26.12 Sub-participation; subrogation assignment

A Lender may sub-participate all or any part of its rights and/or obligations under or in connection with the Finance Documents without the consent of, or any notice to, any Borrower, any Security Party, the Agent or the Security Trustee or any other Creditor Party; and the Lenders may assign, in any manner and terms agreed by the Majority Lenders, the Agent and the Security Trustee or any other Creditor Party, all or any part of those rights to an insurer or surety who has become subrogated to them.

26.13 Disclosure of information

The Borrowers irrevocably authorise each Creditor Party to give, divulge and reveal from time to time information and details relating to its accounts, the Ships, the Corporate Guarantor, the Finance Documents, the Loan and Commitment and any other agreement entered into by the Borrowers and/or the Corporate Guarantor or information provided by the Borrowers and/or the Corporate Guarantor in connection with the Finance Documents to:

(a) any public or internationally recognised authorities that are entitled to and have requested to obtain such information and to whom it is mandatory to provide such information;

(b) that Creditor Party’s head office, branches and affiliates and professional advisors;

(c) any other parties to the Finance Documents;

(d) a rating agency or their professional advisers;

(e) any person with whom they propose to enter (or contemplate entering) into contractual relations in relation to the Loan and/or Commitment; and

(f) any other person regarding the funding, refinancing, transfer, assignment, sale, sub-participation or operational arrangement or other transaction in relation thereto, including without limitation, for purposes in connection with a securitisation (or similar transaction) or any enforcement, preservation, assignment, transfer, sale or sub-participation of any of that Creditor Party’s rights and obligations.

In relation to paragraphs (b) to (f) (inclusive) above of this Clause 26.13 (Disclosure of information) the Creditor Parties undertake that a confidentiality agreement will be entered into between the Creditor Parties and such relevant persons.

Nothing in any Finance Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

26.14 Change of lending office

A Lender may change its lending office by giving notice to the Agent and the change shall become effective on the later of:

(a) the date on which the Agent receives the notice; and

(b) the date, if any, specified in the notice as the date on which the change will come into effect.

26.15 Notification

On receiving such a notice, the Agent shall notify the Borrowers and the Security Trustee; and, until the Agent receives such a notice, it shall be entitled to assume that a Lender is acting through the lending office of which the Agent last had notice.

26.16 Security over Lenders' rights

In addition to the other rights provided to the Lenders under this Clause 26 (Transfer and Changes in Lending Offices), each Lender may without consulting with or obtaining consent from any Borrower or any Security Party, at any time charge, assign or otherwise create a Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a) any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b) in the case of any Lender which is a fund, any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities;

except that no such charge, assignment or Security Interest shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security Interest for the relevant Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by any Borrower or any Security Party or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.

26.17 Borrowers' assistance

Each Borrower shall assist the Agent and/or any Lender in achieving an assignment or transfer (or similar transaction) in respect of the Loan and the Finance Documents in accordance with the terms of this Agreement and, if requested by the Agent, shall provide all necessary documentation for the completion of such assignment or transfer.

26.18 DAC6

Nothing in any Finance Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Finance Documents or any transaction carried out in connection with any transaction contemplated by the Finance Documents to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU.

27 Variations and Waivers

27.1 Variations, waivers etc. by Majority Lenders

Subject to Clause 27.2 (Variations, waivers etc. requiring agreement of all Lenders), a document shall be effective to vary, waive, suspend or limit any provision of a Finance Document, or any Creditor Party's rights or remedies under such a provision or the general law, only if the document is signed, or specifically agreed to by fax, by the Borrowers, by the Agent on behalf of the Majority Lenders, by the Agent and the Security Trustee in their own rights, and, if the document relates to a Finance Document to which a Security Party is party, by that Security Party.

27.2 Variations, waivers etc. requiring agreement of all Lenders

However, as regards the following, Clause 27.1 (Variations, waivers etc. by Majority Lenders) applies as if the words "by the Agent on behalf of the Majority Lenders" were replaced by the words "by or on behalf of every Lender":

(a) a reduction in the applicable Margin;

(b) a postponement to the date for, or a reduction in the amount of, any payment of principal, interest, fees or other sum payable under this Agreement;

(c) an increase in any Lender's Commitment;

(d) a change to the definition of "Majority Lenders";

(e) a change to Clause 3 (Facility) or this Clause 27 (Variations and Waivers);

(f) any release of, or material variation to, a Security Interest, guarantee, indemnity or subordination arrangement set out in a Finance Document; and

(g) any other change or matter as regards which this Agreement or another Finance Document expressly provides that each Lender's consent is required.

27.3 Exclusion of other or implied variations

Except for a document which satisfies the requirements of Clauses 27.1 (Variations, waivers etc. by Majority Lenders) and 27.2 (Variations, waivers etc. requiring agreement of all Lenders), no document, and no act, course of conduct, failure or neglect to act, delay or acquiescence on the part of the Creditor Parties or any of them (or any person acting on behalf of any of them) shall result in the Creditor Parties or any of them (or any person acting on behalf of any of them) being taken to have varied, waived, suspended or limited, or being precluded (permanently or temporarily) from enforcing, relying on or exercising:

(a) a provision of this Agreement or another Finance Document; or

(b) an Event of Default; or

(c) a breach by a Borrower or a Security Party of an obligation under a Finance Document or the general law; or

(d) any right or remedy conferred by any Finance Document or by the general law,

and there shall not be implied into any Finance Document any term or condition requiring any such provision to be enforced, or such right or remedy to be exercised, within a certain or reasonable time.

27.4 Changes to reference rates

(a) Subject to paragraph (b) of Clause 27.2 (Variations, waivers etc. requiring agreement of all Lenders), any amendment or waiver which relates to:

(i) providing for the use of a Replacement Reference Rate; and

(ii)

(A) aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B) enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C) implementing market conventions applicable to that Replacement Reference Rate;

(D) providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E) adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Agent (acting on the instructions of the Majority Lenders) and the Borrowers.

(b) If any Lender fails to respond to a request for an amendment or waiver described in, or for any of the vote of the Lenders in relation to, paragraph (a) above within 5 Business Days (or such longer time period in relation to any request which the Borrowers and the Agent may agree) of that request being made:

(i) its Commitment or its participation in the Loan (as the case may be) shall not be included for the purpose of calculating the Total Commitments or the amount of the Loan (as applicable) when ascertaining whether any relevant percentage of Total Commitments or the aggregate of participations in the Loan (as applicable) has been obtained to approve that request; and

(ii) its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders has been obtained to approve that request.

(c) In this Clause 27.4 (Changes to reference rates):

"Published Rate" means:

(a) SOFR; or

(b) Term SOFR for any Quoted Tenor.

"Quoted Tenor" means, in relation to Term SOFR, any period for which that rate is customarily displayed on the relevant page or screen of an information service.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(a) formally designated, nominated or recommended as the replacement for a Published Rate by:

(i) the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate); or

(ii) any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under paragraph (ii) above;

(b) in the opinion of the Majority Lenders and the Borrowers, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor or alternative to a Published Rate; or

(c) in the opinion of the Majority Lenders and the Borrowers, an appropriate successor or alternative to a Published Rate.

28 Notices

28.1 General

Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

28.2 Addresses for communications

A notice by letter, email or fax shall be sent:

to the Borrowers: Email:

Fax No:

Attention:

(a) to a Lender: At the address below its name in Schedule 1 (Lenders and Commitments) or (as the case may require) in the relevant Transfer Certificate.

(b) to the Agent:

Email:
Fax No:

(c) to the Security Trustee:

Email:
Fax No:

or to such other address as the relevant party may notify the Agent or, if the relevant party is the Agent or the Security Trustee, the Borrowers, the Lenders and the Security Parties.

28.3 Effective date of notices

Subject to Clauses 28.4 (Service outside business hours) and 28.5 (Illegible notices):

(a) a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered; and

(b) a notice which is sent by fax shall be deemed to be served, and shall take effect, 2 hours after its transmission is completed.

28.4 Service outside business hours

However, if under Clause 28.3 (Effective date of notices) a notice would be deemed to be served:

(a) on a day which is not a business day in the place of receipt; or

(b) on such a business day, but after 5 p.m. local time,

the notice shall (subject to Clause 28.5 (Illegible notices)) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a business day.

28.5 Illegible notices

Clauses 28.3 (Effective date of notices) and 28.4 (Service outside business hours) do not apply if the recipient of a notice notifies the sender within 1 hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form which is illegible in a material respect.

28.6 Valid notices

A notice under or in connection with a Finance Document shall not be invalid by reason that its contents or the manner of serving it do not comply with the requirements of this Agreement or, where appropriate, any other Finance Document under which it is served if:

(a) the failure to serve it in accordance with the requirements of this Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice; or

(b) in the case of incorrect and/or incomplete contents, it should have been reasonably clear to the party on which the notice was served what the correct or missing particulars should have been.

28.7 Electronic communication

Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Creditor Party:

(a) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(b) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(c) notify each other of any change to their respective addresses or any other such information supplied to them.

Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and, in the case of any electronic communication made by a Creditor Party to the Agent, only if it is addressed in such a manner as the Agent shall specify for this purpose.

28.8 English language

Any notice under or in connection with a Finance Document shall be in English.

28.9 Meaning of "notice"

In this Clause 28 (Notices), "notice" includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

29 Joint and Several Liability

29.1 General

All liabilities and obligations of the Borrowers under this Agreement shall, whether expressed to be so or not, be joint and several.

29.2 No impairment of Borrower's obligations

The liabilities and obligations of a Borrower shall not be impaired by:

(a) this Agreement being or later becoming void, unenforceable or illegal as regards any other Borrower;

(b) any Lender or the Security Trustee entering into any rescheduling, refinancing or other arrangement of any kind with any other Borrower;

(c) any Lender or the Security Trustee releasing any other Borrower or any Security Interest created by a Finance Document; or

(d) any combination of the foregoing.

29.3 Principal debtors

Each Borrower declares that it is and will, throughout the Security Period, remain a principal debtor for all amounts owing under this Agreement and the Finance Documents and no Borrower shall in any circumstances be construed to be a surety for the obligations of any other Borrower under this Agreement.

29.4 Subordination

Subject to Clause 29.5 (Borrower's required action), during the Security Period, no Borrower shall:

(a) claim any amount which may be due to it from any other Borrower whether in respect of a payment made, or matter arising out of, this Agreement or any Finance Document, or any matter unconnected with this Agreement or any Finance Document; or

(b) take or enforce any form of security from any other Borrower for such an amount, or in any other way seek to have recourse in respect of such an amount against any asset of any other Borrower; or

(c) set off such an amount against any sum due from it to any other Borrower; or

(d) prove or claim for such an amount in any liquidation, administration, arrangement or similar procedure involving any other Borrower or other Security Party; or

(e) exercise or assert any combination of the foregoing.

29.5 Borrower's required action

If during the Security Period, the Agent, by notice to a Borrower, requires it to take any action referred to in paragraphs (a) to (d) of Clause 29.4 (Subordination), in relation to any other Borrower, that Borrower shall take that action as soon as practicable after receiving the Agent's notice.

30 Supplemental

30.1 Rights cumulative, non-exclusive

The rights and remedies which the Finance Documents give to each Creditor Party:

(a) are cumulative;

(b) may be exercised as often as appears expedient; and

(c) shall not, unless a Finance Document explicitly and specifically states so, be taken to exclude or limit any right or remedy conferred by any law.

30.2 Severability of provisions

If any provision of a Finance Document is or subsequently becomes void, unenforceable or illegal, that shall not affect the validity, enforceability or legality of the other provisions of that Finance Document or of the provisions of any other Finance Document.

30.3 Counterparts

A Finance Document may be executed in any number of counterparts.

30.4 Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

31 Bail-In

31.1 Contractual recognition of bail-in

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the parties to a Finance Document, each Party acknowledges and accepts that any liability of any party to a Finance Document under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a) any Bail-In Action in relation to any such liability, including (without limitation):

(i) a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii) a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii) a cancellation of any such liability; and

(b) a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

32 Law and Jurisdiction

32.1 English law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by, and construed in accordance with, English law.

32.2 Exclusive English jurisdiction

Subject to Clause 32.3 (Choice of forum for the exclusive benefit of the Creditor Parties), the courts of England shall have exclusive jurisdiction to settle any Dispute.

32.3 Choice of forum for the exclusive benefit of the Creditor Parties

Clause 32.2 (Exclusive English jurisdiction) is for the exclusive benefit of the Creditor Parties, each of which reserves the right:

(a) to commence proceedings in relation to any Dispute in the courts of any country other than England and which have or claim jurisdiction to that Dispute; and

(b) to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or without commencing proceedings in England.

No Borrower shall commence any proceedings in any country other than England in relation to a Dispute.

32.4 Process agent

Each Borrower irrevocably appoints Hill Dickinson Services (London) Limited at its registered office for the time being, presently at The Broadgate Tower 7th Floor, 20 Primrose Street, London, EC2A 2EW, England, to act as its agent to receive and accept on its behalf any process or other document relating to any proceedings in the English courts which are connected with a Dispute.

32.5 Creditor Party rights unaffected

Nothing in this Clause 32 (Law and Jurisdiction) shall exclude or limit any right which any Creditor Party may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

32.6 Meaning of "proceedings" and "Dispute"

In this Clause 32 (Law and Jurisdiction), "proceedings" means proceedings of any kind, including an application for a provisional or protective measure and a "Dispute" means any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement) or any non-contractual obligation arising out of or in connection with this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

Execution Pages

BORROWERS

SIGNED ) /s/Eleni Georgiou

)

by THEROS VENTURES LIMITED )

acting by )

being an attorney-in-fact )

in the presence of: ) /s/Marianna Psarrou

SIGNED )

) /s/Eleni Georgiou

by SAMOTHRACE SHIPPING )

CORPORATION )

acting by )

being an attorney-in-fact )

in the presence of: ) /s/Marianna Psarrou

SIGNED )

) /s/Eleni Georgiou

by FANTASTIKS SHIPPING )

CORPORATION )

acting by )

being an attorney-in-fact )

in the presence of: ) /s/Marianna Psarrou

SIGNED ) /s/Eleni Georgiou

)

by SPETSES MARINE )
SHIPPING CORPORATION )

acting by )

being an attorney-in-fact )

in the presence of: ) /s/Marianna Psarrou

LENDERS

SIGNED by )

) /s/Krikor Tzanikian

for and on behalf of )

EUROBANK S.A. )

in the presence of: ) /s/Maria Gripaiou

SIGNED by ) /s/Krikor Tzanikian

)

for and on behalf of )

EUROBANK CYPRUS LTD )

in the presence of: ) /s/Maria Gripaiou

AGENT

SIGNED by ) /s/Krikor Tzanikian

)

for and on behalf of )

EUROBANK S.A. )

in the presence of: ) /s/Maria Gripaiou

SECURITY TRUSTEE

SIGNED by )

) /s/Krikor Tzanikian

for and on behalf of )

EUROBANK S.A. )

in the presence of: ) /s/Maria Gripaiou